UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Olympus Pacific Minerals Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

Suite 500 – 10 King Street East Toronto, Ontario Canada, M5C 1C3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

common shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:     Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes     No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes     No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days.    Yes     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated file	Accelerated file	Non-accelerated file

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes     No

i

ii

GLOSSARY

Following is a glossary of terms used throughout this Registration Statement.

artisanal mining	mining at small-scale mines (and to a lesser extent quarries) that are labour intensive, with mechanization being at a low level and basic. Artisanal mining can encompass all small, medium, large, informal, legal and illegal miners who use rudimentary processes to extract valuable rocks and minerals from ore bodies.

bitumen	known as asphalt or tar, bitumen is the brown or black viscous residue from the vacuum distillation of crude petroleum

breccia	a rock in which angular fragments are surrounded by a mass of finer-grained material.

C-horizon soil	the soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.

concentrate	aconcentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

exploration stage	the search for mineral deposits (reserves) which are not in either the development or production stage.

Form 43-101	technical report issued pursuant to Canadian Securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The Form 43-101F1 is prepared in accordance with the National Instrument 43-101Standards of Disclosure for Mineral Projects. The 43-101 Form sets out specific requirements for the preparation and contents of a technical report.

feasibility study	a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

grade	the metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

granodiorite	a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

gold deposit	a mineral deposit mineralized with gold

hydrothermal	the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

igneous	a primary type of rock formed by the cooling of molten material.

inferred mineral resource	that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

intrusion	intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

mafic	igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

metallurgical tests	scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

mineral resource	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams

petrology	a field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

pre-feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, where an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

probable reserve	the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

proven reserve	the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

qualified person	an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licensee in good standing of a professional association.

reserve	that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of ‘‘ore’’ when dealing with metalliferous minerals such as gold or silver.

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

shear	a tabular zone of faulting within which the rocks are crushed and flattened.

stratigraphic units	sequences of bedded rocks in specific areas

strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.

thrust fault	a particular type of fault, or break in the fabric of the Earth's crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

trenching	the surface excavation of a linear trench to expose mineralization for sampling

vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometer (km)	= 1,000 meters

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1A.	Directors and Senior Management

The names, business addresses and principal occupations of the directors and senior management of Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) as at September 30, 2006 are set forth below:

Name and Municipality of Residence(1)	Position with Company	Principal Occupation
David A. Seton(3)(4) Auckland, New Zealand	Chairman, Chief Executive Officer, Director	Business Executive – Olympus Pacific Minerals Inc.
Colin D. Patterson Sydney, Australia	President	Professional Engineer Mr. Patterson devotes about 90% of his time to Company affairs.
Jon Morda(2)(3)(5) Toronto, Canada	Director	Chartered Accountant C.F.O. – Alamos Gold Inc.
John A.G. Seton(4) Auckland, New Zealand	Director	Lawyer Chairman and Director of Zedex Minerals Limited
Peter G. Meredith(2)(4)(5) Vancouver, Canada	Director	Chartered Accountant; Deputy Chairman of Ivanhoe Mines Ltd.
T. Douglas Willock(2)(5) Toronto, Canada	Director	Resource Industry and Capital Markets Consultants
Peter Tiedemann Auckland, New Zealand	Chief Financial Officer, Corporate Secretary	Financial Executive Mr. Tiedemann devotes about 80% of his time to Company affairs.
Roger Dahn Fredericton, New Brunswick	Vice-President Exploration	Professional Geologist – Olympus Pacific Minerals Inc.
Pamela Campagnoni Toronto, Ontario	Vice-President Finance	Chartered Accountant – Olympus Pacific Minerals Inc.
Charles Barclay	Country Manager	Country Manager (Vietnam) – Olympus Pacific Minerals Inc.

Notes:

(1)	The information as to the municipality of residence, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)	Member of Audit Committee.

(3)	Member of Remuneration Committee.

(4)	Member of Corporate Governance Committee.

(5)	Independent Director

1B.	Advisors

The Company’s Attorneys are:
    Gowling Lafleur Henderson LLP
    Suite 2300, Four Bentall Centre
    P.O. Box 49122
    Vancouver, British Columbia, Canada

The Company’s main financial institution is:
TD Canada Trust
55 King Street West
Toronto, ON M5K 1A2

1C.	Auditor

The Company’s auditors for the financial statements are:
Ernst &Young LLP, Chartered Accountants
Ernst & Young Tower
222 Bay Street
Toronto, Ontario, Canada M5K 1J7

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

3A.	Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended December 31, 2001-2005 and the six-month period ended June 30, 2006 which were prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’), which differ substantially from United States generally accepted accounting principles (‘‘US GAAP’’). Reference is made to Note 14 to the audited financial statements for the years ended December 31, 2005 and 2004 in ‘‘Item 17. Financial Statements’’ for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements.

The selected financial data should be read in conjunction with the financial statements and other financial information include elsewhere in the Registration Statement.

Table No. 1:    Selected Financial Data

(CAD$)	Six-month period ended June 30, 2006	Six-month period ended June 30, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	(1,681,240)	(1,434,990)	(2,768,461)	(2,182,459)	(1,350,509)	(6,870,911)	(1,930,723)
Basic Earning (Loss) Per Share	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)	(0.14)	(0.06)
Diluted Earnings (Loss) per Share	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)	(0.14)	(0.06)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Period-end Shares	164,150,458	110,448,660	131,846,200	97,748,660	81,341,526	50,278,067	45,419,462
Cash	11,543,466	1,191,582	404,987	5,597,628	5,975,181	204,942	1,159,877
Working Capital	11,010,113	45,779	(1,862,041)	717,921	4,991,885	(455,401)	(3,083,905)
Mineral Properties	10,060,904	10,060,904	10,060,904	10,060,904	4,848,605	4,992,655	5,962,916
Deferred Development and Exploration	16,945,897	9,640,336	13,089,242	8,375,473	3,837,795	2,803,022	5,250,861
Long-term Liabilities	2,569,687	2,706,227	351,428	1,231,119	36,384	1,320,295	Nil
Capital Stock	65,883,460	43,361,115	49,709,671	38,749,225	32,330,552	22,846,485	18,933,599
Shareholders’ Equity	43,297,430	21,461,110	27,386,599	18,105,269	13,691,021	6,055,193	8,157,818
Total Assets	47,598,122	26,246,292	30,510,086	24,418,374	14,965,364	8,192,455	14,577,610
US GAAP
Net Income (Loss)	(5,318,748)	(2,699,853)	(7,434,680)	(6,720,137)	(2,385,282)	(4,423,072)	(2,721,984)
Income (Loss) Per Share – basic and diluted	(0.04)	(0.02)	(0.06)	(0.08)	(0.04)	(0.09)	(0.08)
Mineral Properties	10,060,904	10,060,904	10,060,904	10,060,904	4,848,605	4,992,655	5,962,916
Deferred Development and Exploration	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity	26,570,680	11,820,774	14,297,357	9,729,796	9,853,226	3,252,171	2,906,957
Total Assets	29,841,330	16,605,956	17,420,844	16,042,901	11,127,569	5,389,433	11,855,626

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CAD$).

Table No.2 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended December 31, the average rates for the period and the range of high and low rates for the period. The data for each of the last six months is also disclosed.

For the purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2:    U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
September 2006	—	1.1272	1.1051	1.1151
August 2006	—	1.1312	1.1066	1.1066
July 2006	—	1.1415	1.1112	1.1309
June 2006	—	1.1241	1.0991	1.1150
May 2006	—	1.1232	1.0989	1.1027
April 2006	—	1.1718	1.1203	1.1203
Fiscal Years and Interim Periods Ended:
6/30/2006	1.1137	—	—	1.1150
3/31/2006	1.1573	—	—	1.1670
12/31/2005	1.2115	—	—	1.1656
12/31/2004	1.3017	—	—	1.2034
12/31/2003	1.4008	—	—	1.2923
12/31/2002	1.5704	—	—	1.5800
12/31/2001	1.5485	—	—	1.5925

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At November 16, 2006, one U.S. dollar, at 12 noon Eastern Time for New York foreign exchange selling rates, equalled $1.1401 in Canadian dollars (Source: Federal Reserve Bank of New York).

3B.	Capitalization and Indebtedness

Table No. 3 sets forth the capitalization and indebtedness of the Company at August 31, 2006. As at August 31, 2006 the Company had cash and cash equivalents of approximately $ 8,523,494. The Company had entered into a US$2.0 million loan facility agreement with Macquarie Bank Limited of Sydney, Australia at February 8, 2006. The Company had issued and outstanding 164,578,791 shares of common stock (‘‘Shares’’) at August 31, 2006.

Table No. 3:    Capitalization and indebtedness as at August 31, 2006:

SHAREHOLDERS’ EQUITY
Common-voting shares issued and outstanding	$66,093,416
Contributed Surplus	4,009,500
Retained earnings (deficit)	(27,199,685)
Shareholders’ Equity	$42,903,231
TOTAL CAPITALIZATION AND INDEBTEDNESS
Common-voting shares issued and outstanding	164,578,791
Warrants Outstanding	7,266,092
Stock Options Outstanding	11,362,164
Preferred Shares Outstanding	Nil
Capital Leases	Nil
Guaranteed Debt	Nil
Shareholders’ Equity	$42,903,231
Loan facility	2,210,600
Total Capitalization	$45,113,831

3C.	Reasons For The Offer And Use Of Proceeds

Not Applicable.

3D.	Risk Factors

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•	Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk which even with a combination of careful evaluation, experience and knowledge may not eliminate the risk. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. At present, one of the Company’s properties, Bong Mieu Central (Ho Gan), has a known body of commercial ore under Canadian securities rules. Major expenses may be required to located and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•	Because We Have Largely Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business: Even though the Company has produced and sold an incidental amount of gold (616 ounces) for the six-month period ended June 30, 2006, the Company is still primarily an exploration company. The Company has an accumulated deficit of $27,199,685 as at August 31, 2006. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources. There is no assurance that we will be able to raise these funds on acceptable terms or at all. If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•	We Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. The Company obtains and continues to intend to obtain insurance to protect against certain risks in such amounts as it considers to be reasonable. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•	Commodity Price Fluctuations — if a Gold Price Decline Occurred, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the price of gold (including other base and precious metals) will be high enough that our properties will be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•	There are Risks Associated with Competition: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could adversely affect the Company’s ability to acquire suitable properties for exploration in the future, secure financing for our operations and attract and retain mining experts. Consequently, there can be no assurance that our exploration activities or acquisitions will be successful or result in viable mining operations.

•	Noncompliance With Regulations Could Cause Cessation of Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•	Environmental Regulation May Affect Our Ability to Continue to Perform Our Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

•	Without Licences Our Ability to Explore, Develop or Mine Cannot Occur: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence. Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur.

•	Potential Loss of Options Rights and Interest in Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on the Company.

•	Title to Assets Can Be Challenged or Impugned: Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will be not challenged or impugned. In some countries, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries, claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of those countries. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and while the Company has obtained comfort on title to its interests in Vietnam, the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•	Political and Economic Instability Could Adversely Affect Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and, as such, the Company may be affected by possible political or economic instability in that country. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in that country may adversely affect the Company’s Business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted.

•	Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may be adversely affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs. Currently, if interest rates were to rise, this would impact the interest incurred on the loan facility with Macquarie Bank Limited which bears interest at LIBOR plus 2.75%.

•	Our Stock Price Could be Volatile: The market price of our common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could have a significant, adverse impact on the market price of common shares.

•	Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase. Securities and Exchange Commission (SEC) regulations define ‘‘penny stock’’ to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop, of which there can be no assurance. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•	We Do Not Plan to Pay any Dividends in the Foreseeable Future. The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•	Dilution of Share Value: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•	In the Event that Key Employees Leave the Company, the Company Would Be Adversely Affected: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, an adverse effect on the Company. The Company has consulting agreements with the Chief Executive Officer, President and Chief Financial Officer.

•	Our Management May Not Be Subject to U.S. Legal Process. The enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that all of our officers and directors are neither citizens nor residents of the United States. There can be no assurance that (a) U.S. stockholders will be able to effect service of process within the United States upon such persons, (b) U.S. stockholders will be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws, (c) appropriate foreign courts would enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws, and (d) the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.

•	Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies: Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. There can be no assurance that the Company will be able to pursue such opportunities because of our officers’ and directors’ conflicts. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, there can be no assurance that the Company will be able to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•	Future Sales of Common Shares by Existing Shareholders: Sales of large quantities of our common shares in the public markets or the potential of such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

ITEM 4:	INFORMATION ON THE COMPANY

4A.	History and Development of the Company

Olympus Pacific Minerals Inc. (the ‘‘Company’’) was incorporated by registration of its memorandum and articles under the laws of the Province of Ontario on July 4, 1951 under the name ‘‘Meta Uranium Mines Limited’’. Effective August 24, 1978, the Company changed its name from ‘‘Meta Uranium Mines Limited’’ to ‘‘Metina Developments Inc.’’ The Company was continued under the Company Act (British Columbia) with the name ‘‘Olympus Holdings Ltd.’’ on November 5, 1992 and consolidated its share capital on a 4.5:1 basis. The Company further consolidated its share capital on a 3:1 basis and changed its name from ‘‘Olympus Holdings Ltd.’’ to ‘‘Olympus Pacific Minerals Inc.’’ on November 29, 1996.

On February 26, 1997, and subsequently amended on August 18, 1997, the Company entered into the Ivanhoe agreement with Ivanhoe Mines Limited (‘‘Ivanhoe’’) (formerly Indochina Goldfields Ltd.) and Zedex Ltd. (‘‘Zedex’’) (formerly Iddison Group Vietnam Limited, Iddison Holdings Limited, Iddison Limited and IT Capital Limited). Pursuant to the Ivanhoe Agreement, which was completed on September 11, 1997, the Company acquired from Ivanhoe all of the shares of Formwell Holdings Limited (‘‘Formwell’’), which holds all the shares of Bong Mieu Holdings Limited, which in turn holds 80% of the shares of Bong Mieu Gold Mining Limited (‘‘Bogomin’’). Bogomin, together with other local and national branches of the government of Vietnam, holds various mining and exploration licenses comprising the Bong Mieu gold mine and the Tien Ha properties in Quang Nam-Da Nang Province, in the Socialist Republic of Vietnam. The Company also entered into a joint venture agreement with Ivanhoe and Zedex, whereby the Company had a 57.18% interest in New Vietnam Mining Corporation (‘‘NVMC’’) as at December 31, 2001. NVMC was comprised of Olympus (57.18%), Ivanhoe (32.64%) and Zedex (10.18%). The Phuoc Son Gold Project is held by NVMC. Olympus is the operator of the project.

In 2000, the Company was successful in raising $3.4 million in equity financings. During 2000, the Company accelerated its exploration activities at the Phuoc Son gold project in Central Vietnam. Exploration costs increased to $905,000 in 2000 from $316,000 in 1999.

In 2003, the Company’s subsidiary, NVMC entered into a strategic alliance with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, resulting in the formation of the Phuoc Son Gold Company (‘‘PSGC’’) for the purposes of exploration and extraction activities and any other related activities. The Company owns 100% of NVMC which, in turn, owns an 85% interest in the Phuoc Son Gold Company (‘‘PSGC’’). Minco, owns 15% of PSGC. Refer to Item 4D.1 for further details on the joint venture.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the ‘‘vendors’’) to acquire the remaining interests held by Ivanhoe and Zedex in NVMC. In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex and Ivanhoe.

Applications for additional properties in Vietnam and adjacent countries have been filed and are being reviewed by the respective government bodies.

The Company’s executive office is located at:
Suite 500 – 10 King Street East
Toronto, Ontario, M5C 1C3
Canada

The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, Canada. Its telephone number is (416) 572- 2525.

The Company has financed its operations through the financings listed in the table shown below.

Table No. 4:    Financings

Fiscal Year	Nature of Issuance	Number of Shares	Capital Raised
December 31, 2000	Private Placement(1)	6,625,000	$1,840,000
December 31, 2001	Private Placement(2)	10,964,500	$3,944,000
December 31, 2002	Nil	Nil	Nil
December 31, 2003	Private Placement(3)	21,163,459	$6,832,063
December 31, 2004	Private Placement(4)	Nil	Nil
December 31, 2005	Private Placement(5)	32,645,000	$11,063,500
YTD August 31, 2006	Private Placement(6)	27,000,000	$15,600,000

Notes:

(1)	In 2000, the Company raised a total of $1,840,000 through two separated financings:

(i.)	In March 2000, 4,500,000 units were sold for $0.22/unit. Each unit was comprised of one common share and one two-year share purchase warrant entitling the holders to acquire up to 4,500,000 shares at $0.30/unit during the first year and at $0.40/unit during the second year;

(ii.)	In August 2000, 2,125,000 common shares were issued at $0.40/share to various holders.

(2)	In 2001, the Company completed three financings and raised a total of $3,944,000:

(i.)	In February, 1,200,000 units were sold for $0.60/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.75/warrant for a one-year period, and $1.00/warrant for the second year;

(ii.)	In July, 552,000 units were sold for $0.50/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.65/warrant for a one-year period, and $1.00/warrant for the second year;

(iii.)	In December, 9,212,500 units were sold for $0.32/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.32.

(3)	In 2003, a total placement, raising $6,832,063 was completed in three closings:

(i.)	In February, 1,562,750 units were sold for 0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period;

(ii.)	In March, 3,267,500 units were sold for $0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.50/warrant for a one-year period;

(iii.)	In October, 16,333,209 units were sold for $0.30/unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period and thereafter at a price of $0.50/unit for a one-year period.

(4)	On June 29, 2004, the Company closed a ‘‘Vend-In Agreement’’, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The acquisition resulted in the issuance of 13,483,133 common shares of the Company of which Zedex received 3,205,467 shares and Ivanhoe received 10,277,646 shares. No capital was raised in this transaction.

(5)	In 2005, a total placement, raising $11,063,500 was completed in two closings:

(i.)	In January, the Company closed a $5,080,000 private placement with Dragon Capital Markets Limited (‘‘Dragon Capital’’) by issuing 12.7 million common shares priced at $0.40/unit. In consideration for its service, Dragon Capital was paid a finders’ fee of US$261,471 and was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing;

(ii.)	In September, the Company received $5,983,500 from the closing of a private placement and issued 19,945,000 common shares priced at $0.30/share.

(6)	On March 31, 2006, a private placement closed where the Company issued 27,000,000 shares at $0.58 raising $15,660,000.

The Company does not have an agent in the United States.

Capital Expenditures

The table below shows the historical capital balances:

As at December 31	Capital Assets, Mineral Properties and Deferred Exploration and Development Costs
2000	$11,304,325
2001	11,241,723
2002	7,830,889
2003	8,735,520
2004	18,618,467
2005	29,600,068

4.B	Business Overview

General

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) is an international mining exploration and development company focused on the mineral potential of Vietnam and the surrounding area. The Company is a public company listed on the TSX Exchange under the trading symbol OYM since April 3, 2006, and the Frankfurt Stock Exchange under the trading symbol OP6. Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies New Vietnam Mining Corporation and Bong Mieu Gold Mining Corporation and maintains an office in Danang in central Vietnam.

The Company’s two most advanced properties, covered by investment licenses, are the 70 square km Phuoc Son Gold property and the 30 square km Bong Mieu Gold property. Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture that hosts such world-class deposits as the Sepon deposit of Oxiana Limited that is about 150 km to the west of the Company’s two properties. The Bong Mieu and Phuoc Son Gold properties are approximately 74 km apart. Proven and probable reserves exist for the Bong Mieu Central Gold Mine. In 2005 and 2006, the Company constructed a plant at the Company’s Bong Mieu Central Gold Mine. As a result of ongoing mine construction and equipment upgrades in 2006 at Bong Mieu Central, an incidental amount of gold bars were poured and sold as of June 30, 2006.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang) as well as a number of new, surface showings. In addition, further exploration will be required to define the extent of the deposits in several directions. Based on results of the exploration work completed to date, management believes the potential for additional discoveries and resource expansion at the Bong Mieu property is positive. Underground rehabilitation and evaluation studies are continuing at the Bong Mieu Underground mine, located within one kilometre of the operating Bong Mieu Central plant site. If feasible, the Bong Mieu Central plant capacity may be further expanded to accommodate increased production at a (blended) head-grade substantially above the current open-pit ROM (run of mine) grade.

The Phuoc Son Gold property is located in central Vietnam, 74 km away from the Bong Mieu Gold property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. Phuoc Son Gold Company has been granted a Mining Licence by the Government of Vietnam to mine and develop its Dak Sa Deposits (North and South Deposits). The Mining Licence was the last major permit required prior to proceeding with development and production. All major environmental approvals have been received and an independent, positive Preliminary Assessment Study of Phuoc Son was completed by Micon International Limited (‘‘Minco’’) in May 2005. Exploration work to date has defined the ‘‘productive’’ Dak Sa zone, which contains the two deposits, North and South Deposits, over a minimum length of approximately five km. Exploration drilling during 2005 has expanded the Dak Sa resource base and has confirmed that the limits of mineralization could be further expanded with additional exploration activities. Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the anticipated Dak Sa operation or have potential to be stand alone deposits.

REGULATION OF MINING INDUSTRY AND FOREIGN INVESTMENT IN VIETNAM

The current Vietnamese mining law was enacted in 1996, with various subsequent modifications. The Vietnamese Mining Law was initially drafted by an international law firm (Phillip Fox) and broadly modeled on Australian and Canadian Mining Law. A company may apply to the licensing authority, the Ministry of Natural Resources & Environment, for prospecting, exploration and mining Licenses, much as in Australia and Canada. A prospecting license provides for low impact prospecting over a broad area for a 2 year term; an exploration license provides an exclusive right to conduct advanced exploration over areas of up to 50 km2 for an initial 2 year term, after which 50% of that area may be renewed for a further 2 year term. Exploration license holders have the right to apply for a mining license at any time up to 6 months after expiry of an exploration license. A mining preliminary feasibility study, an Environmental Impact Report and an investment license are required to support a mining license application. Investment licenses are issued by the Ministry of Planning and Investment. A mining license provides the right to mine specified minerals for the life-of-mine indicated by the preliminary feasibility study.

Since Vietnam is a World Trade Organization (‘‘WTO’’) applicant, foreign companies are ostensibly treated on an equal basis as Vietnamese companies.

4C.	Organizational Structure

(1)	Following the grant of an investment license Phuoc Son Gold Company Limited was formed with Mien Trung Industrial Company holding 15% and NVMC holding 85%

4D.	Property, Plant and Equipment

General

Olympus is exploring the Phuoc Son property for primary gold deposits. The Phuoc Son property is located in the western highlands of Quang Nam Province, in central Vietnam, some eight km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km southwest of the costal city of Da Nang, the fourth largest city in Vietnam. The South and North Deposits (formerly Bai Dat and Bai Go), which comprise the Dak Sa project, lie about one km apart. The property is covered by a 30-year Investment Licence covering 7,000 hectare granted in October 2003. A five-year Mining Licence has been granted over the South and North deposits. The five year Mining License is renewable and amendable. The elevation of the project area ranges between 400 and 800 metres above sea level. Olympus owns 85% and the Company’s Vietnamese partner owns 15% of the Phuoc Son Gold Project.

The Company holds Mining and Investment Licences covering 30 square km within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pittable deposit) and Bong Mieu Underground (an underground deposit) that was operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamese partner own 20% of the Bong Mieu property. The Company constructed the Bong Meiu Central open pit mine and associated infrastructure in 2005 and 2006, with commercial gold production starting in the fourth quarter of 2006.

4D.1	Phuoc Son Gold Property

Olympus Pacific currently holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company (‘‘NVMC’’), entered into a joint venture with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in the PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest. Total invested capital is estimated to be approximately U.S. $10 million dollars, although actual costs incurred could differ from this estimate. If any party fails to contribute, by way of debt or equity, in proportion to its participating interest or defaults on any other substantial obligation under the agreement and such default is not rectified within 60 days of notice of default, the non-defaulting party can terminate the agreement or serve notice on the defaulting party which would result in the participating interest of each party being recalculated and adjusted based on the percentage of debt and equity contributed by each party when compared to the total debt and equity contributed by both parties.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the ‘‘vendors’’) to acquire the remaining interests held by Ivanhoe and Zedex in NVMC. The Company issued a total of 13,483,113 shares to acquire the NVMC interest. As a result of these agreements, the Company owns 100% of NVMC. NVMC owns 85% of the Phuoc Son Gold Project resulting in the Company holding an 85% interest in the Project. Upon closing of the Vend-in Agreement, the original joint venture agreement dated September 11, 1997 between Olympus, Zedex Limited and Ivanhoe Mines Ltd. was terminated. Post closing, each vendor has the right to nominate two directors as long as each vendor holds 15% or more of Olympus’ issued and outstanding shares as at the record date for the annual general meetings. If the ownership of Olympus’ issued and outstanding shares drops below 15% but above or equal to 10%, the right exists for one director to be nominated and if ownership is below 10%, there is no obligation to include a nominee for director from either vendor. In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex and Ivanhoe. The Company completed the acquisition by issuing 13,483,133 common shares of which 3,205,467 shares were received by Zedex and 10,277,646 shares were received by Ivanhoe.

At Phuoc Son, the Company holds an investment license covering a 70 square km area and a mining license on the Dak Sa deposits. The development project covering the two deposits is known as the Dak Sa Underground Project.

On September 16, 2006, an Agreement for Fulfilment of Contract was entered into between PSGC and Huong Toan Company Ltd. (‘‘Huong Toan’’). The purpose of the agreement is to contract out the mining of the ore for Dak Sa project to Huong Toan and includes such activities as preparing the construction site, building the explosive magazine, supplying and transporting explosives, preparing and obtaining approval for blasting plan, and supplying the labour involved. The cost of the agreement is approximately $3.8 million over the whole term of the agreement which is up to a maximum of three years.

(a)    Property Description and Location

The Phuoc Son Gold property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8 km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km (140 km by road) southwest of the costal city of Da Nang, the fourth largest city in Vietnam (see Figure 1).

To date, over 30 gold prospects have been identified within the 70 square km project area. The most advanced prospects are in the Dak Sa sector. On May 18, 2005, Olympus announced the results of a positive independent preliminary assessment study completed by Micon International Limited (‘‘Micon’’) for the Dak Sa Underground Project which covers the South and North deposits. The two gold deposits, which comprise the Dak Sa project, lie about 1 km apart. There is no known commercially mineable mineral deposits on this property and there can be no assurance that a commercially mineable mineral deposit exists on the property.

On October 20, 2003, a 30-year investment license No. 2355/GP was granted for the Phuoc Son property covering 7,000 ha. The license permits Minco and NVMC to establish a joint venture, Phuoc Son Gold Company Limited (‘‘PSGC’’), for a term of 30 years. PSGC has investment capital of $10,000,000 and the legal capital of $3,000,000 of which NVMC contributes $2,550,000 (85%) and Minco contributes $450,000 (15%). PSGC must pay the Vietnamese government annual land rent and annual corporate tax of 40% of net profit but will be exempt from import duties and is subject to 7% tax upon remittance of profits abroad. Minco has not yet contributed to the legal capital and, as a result, Minco defers its rights to receive its share of the distributions of profits until its contribution to legal capital is received in full. Legal capital recorded for PSGC of $2,550,000 is equal to what has been contributed.

On January 23, 2006, a Mining Licence application was granted over the South and North deposits. The Mining License allows the Phuoc Son Gold Company Ltd. over a 3.5 year period to construct the mine and perform mining activities. Within 12 months of this license grant, construction of the process plant must start. The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property. The PSGC exploration license is in the process of being renewed.

Figure 1 shows the location of the property.

Figure 2 shows the location of these deposits and the principal facilities on the property.

Figure 1. Phuoc Son Gold Property

Figure 2. Bai Dat and Bai Go (South and North) deposits

(b)    Accessibility, Climate, Local Resources, and Infrastructure

Access to the Dak Sa Project area within the Phuoc Son property is by 140 km of bitumen road from Da Nang to Kham Duc. From Kham Duc to the mine area is approximately 14.5 km on a fairly poor dirt road. This access road will be upgraded during construction. The South and North gold deposits lie about one km apart and are linked together via a dirt road.

The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15º C in the cold season. Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.

The minimum average monthly precipitation value is for February and measures 30.9 mm. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December. Storms often occur in Quang Nam Province in September, October and November and cause heavy rain and strong wind with an average speed of 65 km/hr and a maximum of approximately 140 km/hr.

The Phuoc Son Project is located in the central highlands, an area that is one of the poorest regions of Vietnam. The local economy is primarily subsistence agriculture although local ongoing highway construction has provided a source of employment. Artisanal mining is ongoing on the Property and while this activity has reduced from past periods it is not strongly discouraged by the government as it helps reduce unemployment and stimulate the local economy. Olympus is doing its best to keep this activity in check and has good relations with the miners. These miners may be suitable candidates for future Olympus development and mining operations.

Nearby communities include Phuoc Duc Commune (population ~1,990) and Kham Duc District Town (population ~6,560), where Olympus has its local headquarters. Kham Duc has a district hospital with out-patient facilities and limited trauma casualty facilities, but health care and education facilities are considered inadequate, with a distinct division in the standard of services and socio-economic opportunity available to ethnic minorities.

Electricity is provided from the Vietnam national grid supplying 1.6 MW at 22 kV supply. Telecommunications facilities are good and include internet and cell phone service. Water, although often polluted by the artisanal mining, is readily available on and near the Property. The population density within the Dak Sa Valley is approximately 25 per km2. Except for small-scale slash and burn agriculture, the topographic relief in the area of the project area is unfavourable for farming activities.

(c)    Geology

Two major stratigraphic units are present on the Property as follows:

Kham Duc Formation (Proterozoic): This formation consists largely of sedimentary rock.

Avuong Formation (Paleozoic): This formation is distinctive as it hosts significant amounts of mafic volcanic rock types.

The most significant fault related to mineralization on Property is the Dak Sa Fault Zone (‘‘DSFZ’’). The Dak Sa fault zone runs North-South for over five km through the centre of the Dak Sa Prospect (host to the South and North deposits). The DSFZ appears to be primarily a thrust fault and features prominent gold mineralized quartz vein/breccias.

(d)    History of Exploration on the Phuoc Son Gold Property

In 1997 and 1998, Olympus Pacific Minerals became involved in the Phuoc Son project and took over direction of exploration programs from Indochina Goldfields Ltd. (subsequently Ivanhoe Mines Ltd.).

Since Olympus became directly involved in Phuoc Son in 1998 there have been several stages of exploration (carried out through and by NMVC). Selected portions of the property, including some safely-accessible artisanal underground workings, have been subjected to geological mapping, bedrock, float and channel sampling, soil geochemical surveying, magnetic surveying, self-potential geophysics and diamond drilling. The exploration stages are described as follows:

•	Stage 1 (October 1998 – March 1999): reconnaissance surveying of the then 100 km2 license area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa shear zone);

•	Stage 2 (April 1999 – December 1999): continuation of detailed exploration over the southern end of the Dak Sa shear zone (including mapping/sampling and diamond drilling six holes at Bai Dat) and follow-up exploration at other sites (particularly at K7) within the balance of the license area;

•	Stage 3 (January 2000 to June 2000): grid soil sampling in the Dak Sa & K7 shear zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go, within the Dak Sa shear zone;

•	Stage 4 (July 2000 to December 2000): detailed geological mapping, nine km2 soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go;

•	Stage 5 (January 2001 – December, 2001): continuation of drilling with 31 additional holes at the Bai Go, Bai Gio and Bo prospects, as well as geological mapping, rock and soil geochemistry, pitting, surface and underground channel sampling, petrology, and gridding at other prospects including K7, Hoa Son, Tra Lon, Suoi Cay, Vang Nhe, Khe Rin, Khe Do and Khe Cop;

•	Stage 6 (January 2002 to December, 2002): scout drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 prospects (32 drillholes), as well as pitting at Nui Vang, geological mapping/sampling, soil geochemistry, ground magnetometer surveying at Khe Rin-Khe Do and Bai Buom, reconnaissance mapping elsewhere, including Vang Nhe, Tra Long, K7 and Hoa Son; commencement of mine scoping studies at Dak Sa; and

•	Stage 7 (January 2003 to December 31, 2003): in-fill, step-out and geotechnical diamond drilling at Bai Dat, Bai Go, Bai Chuoi and Bai Cu (27 holes); preparation of mineral resource estimates for the Bai Dat and Bai Go deposits; continuation of the scoping studies. A diamond drilling program was completed at Bai Chuoi sector (between the Bai Dat and Bai Go deposits) and soil geochemical surveys were being conducted elsewhere on the property.

As at December 31, 2003, accumulated deferred exploration costs were $3,320,716 and mineral properties was $904,605 for the Phuoc Son Gold Property

2004 Work

In 2004, deep C-horizon soil geochem, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect. Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son Investment Licence not covered by previous surveys. Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes), prospects. Two metallurgic drill holes were completed at Dak Sa — South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and filtered/processed all previous magnetic data to facilitate improved anomaly resolution. Based on favourable results, exploration continued into 2005. During the year ended December 31, 2004, $1,095,335 was incurred on mineral properties for the Phuoc Son Gold Property, excluding the impact of the Vend—In transaction described in Item 4.D.1.

2005 Work

In 2005, Self Potential (SP), geophysical programs were completed over the Dak Sa sector, Hoa Son, Bai Gio North, Bai Gio East and Bai Cu prospects. Trenching and sampling at Bai Gio North and Bai Gio East was completed. Geological mapping was completed at Bai Gio North, Bai Gio East, Hoa Son and Bai Chuoi. Exploration diamond drilling programs were conducted at Bai Go North (one hole), North Deposit (9 holes), South Deposit (16 holes) and Bai Chuoi (3 holes). An intensive re-logging program was carried out on North Deposit drill core during the year, combined with structural studies and new drill sections prepared and reviewed for Dak Sa. Resource estimates were completed to update the South Deposit ore body, incorporating the results of the in-fill drill program. The results of exploration were favourable in 2005, especially in the Dak Sa area, resulting in further exploration work in 2006. During the year ended December 31, 2005, deferred exploration and development costs of $1,805,607 were incurred for the Phuoc Son Gold Property.

2006 Work

To July 31, 2006, diamond drilling programs consisting of 33 holes for 5,133 metres have been completed as follows: North Deposit (22 holes), South Deposit (2 metallurgical holes and 1 geotechnical hole) and 8 exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son. The continued drilling at the North Deposit returned results nearly doubling the strike length of the North Deposit and confirming that the deposit remains open to the north and south. In April, 2006 resource estimates were updated internally by qualified persons using the original resource estimates validated by engineering firm, Watt Griffiths and McKewitt [‘‘WGM’’] as a base document. The update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. The update showed an increase of approximately 80% in the Measured and Indicated mineral resource at the North Deposit. A feasibility study is in progress with respect to the North and South Deposits. An engineering firm has been selected to complete an independent review of this feasibility study that would result in an issuance of a Form 43-101 Compliant Independent Technical Report. The Form 43-101 evaluates the economics of mining the property and defines the reserves and resources. This Technical Report would include a further update of reserves and resources at Phuoc Son, reflecting the continued positive drill results we have experienced in the first half of 2006. During the six-month period ended June 30, 2006, deferred exploration and development costs and capital assets of $1,436,000 were incurred for the Phuoc Son Gold Property.

(e)    Mineral Occurrences

Since 1998 Olympus has discovered and/or explored 23 important showings on the Phuoc Son Property. The most significant of these are the South and North Deposits in the Dak Sa area of the property. Following are descriptions of these two significant discoveries and a table summarizing the others based upon the Company’s own work.

South Deposit

The South Deposit is located in the southern portion of the property along the Dak Sa zone. Exploration to date has delineated one main mineralized quartz vein. The vein varies in thickness from one metre to over ten metres. The mineralized quartz vein contains pyrite, pyrrhotite, galena, sphalerite, and native gold. The total sulphides vary from less than 1% to more than 60%.

The South Deposit mineralization remains undefined on the down-dip to the NW (although rising terrain indicates increased depth to target in this direction) and with additional exploration, additional resources could be identified.

North Deposit

The North Deposit is some 1000 m north of the South Deposit on the Dak Sa zone. Overall, the North Deposit quartz vein system has widths of up to 32 m. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a central high-grade zone. 2006 drill at the North Deposit has returned results nearly doubling the strike length of the North Deposit and confirming that the deposit remains undefined to the north and south.

Other Phuoc Son Property Showings

The Phuoc Son property hosts approximately 23 other occurrences and further exploration is required to evaluate the economic viability. Four of these occurrences are located in the Dak Sa area and have significant exploration potential that could result in development.

(f)    Resource Estimates

 CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED MINERAL RESOURCES

This section uses the term ‘‘indicated resources.’’ We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

 CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED MINERAL RESOURCES

This section uses the term ‘‘inferred resources.’’ We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘‘Inferred resources’’ have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

Summary of Phuoc Son Gold Project Mineral Resource Estimates:**

Measured & Indicated Mineral Resources

Deposit	Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
South Deposit	Measured	53,000	19.81	33,800
	Indicated	155,000	18.21	90,500
Total		208,000	18.62	124,300
North Deposit	Measured	90,000	12.83	37,150
	Indicated	168,000	7.81	42,250
Total		258,000	9.56	79,400
Total Measured plus Indicated Resources		466,000	13.60	203,700

Additional Resources * (Inferred resources are in addition to measured and indicated resources)

Deposit	Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
South Deposit	Inferred	85,000	17.73	48,500
North Deposit	Inferred	77,000	6.95	17,200
Combined Total Inferred		162,000	12.61	65,700

Notes:

*	Employed a 3.0 g/t grade cutoff.

**	Updated by Olympus (South Deposit — October 2005 & North Deposit — April 2006) from the prior resource estimated by Watts, Griffis and McOuat Limited (‘‘WGM’’) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam by WGM can be found in the Company's filings at www.sedar.com. The WGM review and report were carried out and prepared in compliance with standards of National Instrument 43-101 in terms of structure and content and the Mineral Resource audit and classification were carried out in accordance with the provisions of NI 43-101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions.

4D.2	Bong Mieu Gold Property

Olympus has been involved with the property since September 1997. Olympus acquired its interest in theBong Mieu Gold Property in September 1997 by acquiring 100% of Bong Mieu Holding, Ltd. from Ivanhoe Mines Ltd. TheCompany has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (‘‘Bogomin’’), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu property. The other 20% of Bogomin is owned by two Vietnamese governmental organizations, MIDECO (10%) andMinco (10%).

The Company manages the exploration programs on the property on behalf of the joint venture. The property covers three known deposits, namelyBong Mieu Central (Ho Gan), Bong Mieu East (Ho Ray) and Bong Mieu Underground (Nui Kem), and several other mineralized occurrences. One property, Bong Mieu Central (Ho Gan), has proven and probable reserves resulting in the related mine construction.

Starting in 2005 and continuing into 2006, mine construction at the Company’s Bong Mieu Central Gold Mine (Ho Gan) occurred. After the initial gold pour in March 2006, it was determined that the process needed to be reconfigured. The logistic supply chain for importing equipment into Vietnam is lengthy and deliveries take six to eight weeks after order placement. Consequently, new equipment installation and resulting system optimization has taken place during the course of second and third quarters of 2006. A fine grind circuit is expected to be operational in 2007.

The cost of the mineral property and rights for the Bong Mieu Gold Property, which includes the Ho Gan mine, is about $4 million as at June 30, 2006 and the cost of the property, plant , equipment and infrastructure for the Bong Mieu (Ho Gan) mine is approximately $5.8 million as at June 30, 2006. Current ore throughput at Ho Gan to date is about 500 tons per day with the goal of increasing capacity to at least 800 tons per day by mid-2007. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang), a number of new, previously unexplored surface showings and indicated that all existing deposits remain undefined in several directions. Based on exploration results between 2004 to 2006, the potential for additional discoveries and resource expansion at the Bong Mieu property is considered excellent. Underground rehabilitation and evaluation studies are being conducted inhouse, continuing at the Bong Mieu Underground (Nui Kem) located within one kilometre of the operating Bong Mieu Central plant site.

(a)    Property Description and Location

The Bong Mieu property is located in the Tam Lanh Commune of the Tam Ky District, in the southeast corner of Quang Nam Province in central Vietnam. It is some 20 km south of the provincial capital of Tam Ky which lies about 60 km south of the city of Da Nang along Highway 1 (see Figure 3).

The Bong Mieu Central (Ho Gan) gold deposit is located some 2 km south of the Bong Mieu camp and offices on the southern side of the Bong Mieu River. Figure 4 shows the location of the Ho Gan, Ho Ray and Nui Kem deposits and the other principal occurrences on the property.

The property is covered by a 25-year Investment License covering 3,000 ha granted in March, 1991. Two Mining Licenses (one on Ho Gan, the other on Nui Kem), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the Investment License area.

The investment license, No: 140/GP, dated March 5, 1991, permits two parties; namely MIDECO, a Vietnamese Company, and Covictory Investment Limited (‘‘CIL’’), based in Australia, to establish a joint venture in Vietnam named Bong Mieu Gold Mining Co. Ltd. (‘‘Bogomin’’). The joint venture has a term of 25 years starting from the date of issuance of the investment license and after 25 years, an application can be made for extension. The joint venture was to have investment capital of $13,200,000 and legal capital of $1,000,000, with MIDECO contributing $200,000 cash or ‘‘in-kind’’ being 20% of legal capital and CIL contributing the equivalent of $800,000 in foreign currency, equipment and expenditures to Bogomin. Bogomin is exempt from import duties for all materials, equipment and spare parts imported by Bogomin and the product of Bogomin is licensed for export and sale in Vietnam. Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, pay specified rent of US $200 per hectare per annum for land, remit corporate profit tax equal to 18% of profits for the first five years of profit (after five years the tax rate will be determined but will not exceed 25%); however, Bogomin is exempt from corporate profit tax for the first two profit-making years. The joint venture profits shall be shared as follows: 20% for MIDECO and 80% for CIL. At the remittance of profits abroad, CIL must remit 5% of profits as profit remittance tax. In an amendment to investment license No 140/GP, dated November 29, 1993, the assignment of all share capital, obligations, and rights of CIL in Bogomin to Bong Mieu Holdings Limited (‘‘BMHL’’) was approved. The license was also amended increasing the invested capital to $15,000,000. In a further amendment to investment license No 140/GP, dated June 9, 2005, the profit remittance tax was cancelled and the total invested capital was increased to $25,000,000 and legal capital was increased to $3,000,000 of which MIDECO contributes $600,000 of the legal capital in currency or in kind and

BMHL contributes $2,400,000 in currency, materials, equipment and expenditures. As at September 30, 2006, MIDECO has contributed $200,000 and BMHL has contributed $2,400,000 to legal stated capital of Bogomin, resulting in total legal stated capital for Bogomin equal to $2,600,000.

On July 22, 1992, Bogomin obtained a mining license to allow the mining of gold at the Bong Mieu gold mine whereby the total mining area is 358 ha including open pit area of 230 ha, underground mine of 100 ha and tailings area of 28 ha. The mining license has a term of 25 years starting at the date of the issuance of the investment license. Each year a mining report must be submitted to the Ministry of Heavy Industry and the State Mineral Resources Management Department.

On October 9, 1993, a Land Use certificate was issued to Bong Mieu Gold Mining Co. Ltd. by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine. The certificate covers a 365 ha area of which 300 ha is gold mining land, 32.3 ha is waste dumping land and 2.7 ha is for basic construction. The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

On January 25, 2006, Bong Mieu Gold Mining Company obtained a gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore. The Bong Mieu exploration license is in the process of being renewed.

Figure 3: Bong Mieu Gold Property

Figure 4: Ho Gan Mining Map

(b)    Accessibility, Climate, Local Resources, and Infrastructure

Access to the Bong Mieu Project area is by 90 km of bitumen road from Da Nang, via Tam Ky to Tien Phuoc. The Bong Mieu Central (Ho Gan) Mine is accessed from Bong Mieu via previously constructed dirt tracks. Some of these are heavily eroded in places but can easily be reformed by bulldozer and faced with rock to provide all weather access.

The monsoon tropical climate has temperatures varying from a high of 42°C in summer to 16°C in winter, although it is reported that temperatures may fall below 15°C in the cold season. Rainfall records from the weather station at Bong Mieu show an average annual rainfall of 4,086 mm over the 2 year (August 1993 to July 1995) with a minimum annual rainfall of 2,935 mm and a maximum annual rainfall of 5,265 mm. Generally, 80% of the total annual precipitation occurs within the wet season (September to December) with the greatest precipitation occurring in October. January through August is generally drier month, with less than 180 mm of precipitation per month and January to April are typically extremely dry. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.

Most of the Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the Property is cultivated but the remainder has second — third — growth forest.

The Property is near the commune of Tam Lanh which comprises 10-12 villages and population of between 5,000 to 10,000. The commune provides a medical clinic and primary schools. The local economy is based on agriculture although some employment is found in local construction and a small amount of artisanal gold mining, both on the Property and outside.

Electrical power via the national grid is close to the Property and reaches the villages. Water is available on the Property from the local rivers.

(c)    Geology

The Bong Mieu property is situated in central Vietnam, 20 km south of one of the main branches of the Phuoc Son Suture, which is probably one of the most important structural controls of gold metallogeny in central Vietnam.

Bong Mieu Central (Ho Gan Deposit)

The Ho Gan deposit is flat lying, occurs on surface over an area of 1000 metres by 800 metres and extends in most places to a known vertical depth of up to 15 metres. The gold mineralization is hosted within altered, intrusive rocks, breccias and quartz veins.

Bong Mieu East

Mineralization is hosted by quartz veined and sulphide bearing skarn, granite gneiss and schists that dip moderately to the northeast.

Nui Kem

The mineralization is dominantly hosted by quartz-sulphide veins and shear zones contained within a sequence of altered sedimentary schists that dip shallowly to the south.

For the above three deposits, typical gold mineralization contains sulphides consisting primarily of pyrite and locally pyrhotite up to to 10%.

(d)    History of Exploration on Bong Mieu Gold Property

From 1997 until late 2001 Olympus (which managed the project for Bogomin) carried out no work on the Property. During this period a small staff was employed to maintain a presence at the field office, to keep the Property secure and discourage artisanal mining as much as possible.

In mid-2002, Olympus renewed work at Bong Mieu. The Property database was reviewed, mapping and sampling carried out and historic Mineral Resource estimates reassessed, all in part by a geologist who had worked on the Property previously. A start was made on preparing updated JORC-compliant Mineral Resource estimates and recommendations were made for additional work.

In 2003, regional and property—scale geological mapping and geochemical rock sampling was completed. By the end of 2003, several areas were identified as meriting follow-up work.

As at December 31, 2003, accumulated deferred exploration costs were $517,079 and mineral properties was $3,944,000 for the Bong Mieu Gold Property.

2004 Work

Bong Mieu Central (Ho Gan Deposit)

Infill and delineation diamond drilling programs comprising 228 holes were undertaken on the Ho Gan deposit. The holes were drilled vertically, on approximately 25 metre centers to depths ranging from 5.0 to 36 metres. The objective of the drill program was to expand and/or define the limits of the deposit to enable detailed engineering of the pit outlines and the preparation of production schedules.

The program was successful in extending the limits of the known mineralization as well as establishing the continuity of mineralization between the previously defined resource outlines in all three areas.

Bong Mieu East (Ho Ray Deposit & Thac Trang)

At Thac Trang immediately southeast of the Ho Ray deposit a 15-hole program was completed in July 2004. It encountered encouraging results which management believed warranted additional exploration in 2005.

During the year ended December 31, 2004, deferred exploration and development costs of $2,847,014 were incurred for the Bong Mieu Gold Property.

2005 Work

Bong Mieu Central (Ho Gan Deposit)

New resource estimates were completed in March of 2005 for the Ho Gan open pit deposit following completion of the 2004 drilling and receipt of all results. The updated Ho Gan mineral resource estimates (using a 1.0 g Au/t lower cutoff and a 10.0 g Au/t top cut) are shown in 4D.2 (f). The development of the mine commenced with the construction of the plant, tailings dams and related infrastructure.

Bong Mieu Central

Three shallow exploration and condemnation holes 54 metres were completed. Engineering, metallurgical and environmental studies were successfully completed.

Bong Mieu East — Ho Ray Deposit, Thac Trang and Rung De Prospects

A diamond drilling program during the early part of 2005 continued to evaluate the Thac Trang discovery.

Nui Kem

Five widely spaced exploration holes were completed at the Nui Kem deposit located approximately 1.5 km from the Ho Gan deposit. The drill program successfully confirmed the down-dip continuation of the main Nui Kem structure over a strike length of approximately 1.7 km and to a depth of 250 metres below the deepest underground development level. Gold assays ranging from 1.65 g/t to 2.68 g/t were returned. The drill program resulted in expanding the structure.

During the year ended December 31, 2005, $2,794,000 was spent on deferred exploration and development and $5,577,384 on capital assets for the Bong Mieu Gold Property.

2006 Work

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. As of July, 2006 Olympus has completed 42 drill holes totalling approximately 2,861 metres. Metallurgical test-work on representative Bong Mieu East ore types is currently underway. The results of this work and the updating of the Bong Mieu East resource estimates are expected before year-end 2006.

Preliminary exploration programs, including drilling, have been initiated to evaluate the economic potential of two new prospects, Ho Gan East and Bong Mieu West.

During the six-month period ended June 30, 2006, deferred exploration and development costs of $2,422,166 were incurred for the Bong Mieu Gold Property.

(e)    Main mineral occurrences

Olympus is exploring the Bong Mieu project area for primary gold deposits. The majority of gold deposits and prospects on the property lie within the core and on both limbs of the Bong Mieu anticline. Mineralization at all locations, except that at Ho Ray, occurs within shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist and/or sulphide bearing schist. The Ho Ray mineralization occurs within calc-silicate lithologies and underlying quartzite, biotite schist and gneiss. The mineralization has an apparent stratabound distribution. The most significant mineral occurrences on the property are the Ho Gan, Ho Ray and Nui Kem. Resource and reserve estimates for these deposits are summarized as following:

Ho Gan (Bong Mieu Central)

Gold mineralization is located within several closely stacked shallow dipping shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist, and/or sulphide bearing schist (occasionally oxidized and carrying limonite/goethite). Some shears have demonstrated lateral extent to some 2 km. The most common sulphide is pyrite. Galena and arsenopyrite also occur.

Much of the deposit outcrops or occurs shallowly beneath the surface and varies in thickness, with a maximum thickness of 11.6 m.

Ho Ray and Thac Trang (Bong Mieu East)

The Ho Ray and Thac Trang gold (plus minor sulphide) mineralization occurs within calc-silicate rocks.

The gold is often associated tungsten mineralization which occurs as scheelite.

Nui Kem (Bong Mieu Underground)

Gold mineralization is hosted by quartz+sulphide veins that occupy shears in the underlying quartz+feldspar+biotite schist and gneiss. They have been exploited over a strike length of some 2 km and down dip for at least 350 m. The common sulphide minerals are pyrite, galena, sphalerite, lesser pyrrhotite and. The veins vary in thickness up to 2.2 m and average 1.0 m.

The Bong Mieu property hosts five other gold occurrences that warrant additional exploration to determine economic viability. These occurrences are located in Bong Mieu area and have significant exploration potential that could result in development.

(f)    Resource and Reserve Estimates

The mineral reserve and mineral resource estimates contained in this registration statement have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’). These standards are similar to those used by the United States Securities and Exchange Commission’s (‘‘SEC’’) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company's mineral reserves as determined under NI 43-101 would qualify as mineral reserves under Industry Guide No. 7.

Summary of Bong Mieu Gold Property Mineral Reserve and Resource Estimates

Diluted Proven and Probable Reserves (NI 43-101)*

Category/Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven: Bong Mieu Central Open Pit(1)	189,200	2.74	16,666
Probable: Bong Mieu Central Open Pit(1)	668,800	2.32	49,884
Proven plus Probable: Bong Mieu Central Open Pit(1)	858,000	2.42	66,550

Notes:

(1)	Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.3 g/t au)

*	These proven and probable reserve estimates were prepared by Micon International Limited (‘‘Micon’’) in November 2004 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. In preparing these estimates Micon relied on mineral resource estimates prepared by Watts, Griffis and McOuat ('WGM’’) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company's filings at www.sedar.com.

Mineral Resources Estimates **

Measured & Indicated Resources				Additional Inferred Resources
Category/ Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Category/ Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Central(2)	1,111,900	2.36	84,300	Bong Mieu Central	96,200	2.17	6,700
The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves totalling 66,550 ounces as set out in the above table.

Notes:

Inferred resources are in addition to measured and indicated resources.

(2)	Employed 0.8 g/t grade cutoff and 10 g/t grade upper cutoff.

**	Updated by Olympus (March 2005) from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (‘‘WGM’’) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company's filings at www.sedar.com.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2005, 2004 and 2003, and the six month periods ended June 30, 2006 and June 30, 2005, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Registration Statement. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to ‘‘Item 3: Key Information’’ for exchange rate information on the Canadian dollar.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 14 of the financial statements for the years ended December 31, 2005, 2004 and 2003 and note 13 to the interim financial statements for the six-month periods ended June 30, 2006 and 2005 for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited and interim unaudited financial statements, respectively. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in ‘‘Risk Factors’’ and elsewhere in this Registration Statement.

Overview

Olympus is an international mineral exploration and development company engaged in the business of acquiring and developing mineral properties in Southeast Asia. The Company’s long-term strategy is to position itself as a significant gold producer in Southeast Asia. The Company currently owns interests in two gold properties in Vietnam, which are referred to in this application as the Phuoc Son gold property and the Bong Mieu gold property. The Company has also submitted applications to acquire interests in several other properties in Vietnam and Laos.

The Ho Gan plant at the Bong Mieu gold property is in the final stages of being commissioned with commercial production expected in the fourth quarter of 2006. TheCompany poured its first 3.6 kg doré bar on February 15, 2006 and the Company is continuing its exploration programs at Bong Mieu. As at June 30, 2006 Olympus has completed 44 drill holes totalling approximately 2,390 metres. Metallurgical test-work on representative Bong Mieu East resource estimates are expected before year-end 2006.

At the Company’s Phuoc Son gold property, on January 25, 2006, the Company secured a mining license in respect of the Bai Dat and Bai Go deposits (the ‘‘Dak Sa Underground’’). Additional metallurgical testing is underway to optimize the recoveries and to enable the final selection of the process equipment. The Company has received approval of its Environmental Impact Assessment Study. The Company expects to place the Dak Sa Underground into production, subject to obtaining the necessary financing. The Dak Sa mine construction is estimated to cost approximately $26 million with the funding for this project to be financed by a combination of debt and equity. During second quarter 2006, ongoingexploration activities resulted in additional positive drill results at Phuoc Son. The continued drilling at the North Deposit returned results nearly doubling the strike length of the North Deposit and confirming that the deposit remains open to the north and south.

5A.	Operating Results

Bong Mieu Gold Property

Olympus has made significant progress during the last year having completed construction of its gold processing plant at Bong Mieu Central (‘‘BM Central’’) where the first 3.65 kilogram gold dore bar was poured on February 15, 2006. The plant was built on budget at US$4.5 million but the start up was slightly delayed due to the typical annual heavy rain falls (‘‘monsoon’’) from May to October. The plant is currently operating with a throughput of about 500 tonnes per day (‘‘tpd’’) with intentions to increase to 800 tpd by mid-2007. On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining contract with Argor-Heraeus SA (‘‘Argor’’) whereby Bong Mieu delivers dore bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor. Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges. The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively. The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce. The contract is valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties.

At Bong Mieu Underground (‘‘BM Underground’’), an underground deposit mined in the 1940s, the Company has rehabilitated some 500 meters of previous workings since October 2005 and has built a stockpile of 60 tonnes of ore grading on average three grams per tonne during the process. Subject to further metallurgical testing, the Company believes that higher gold grade ore from the BM Underground could be processed at the current plant at a rate of approximately 200 tonnes per day and will result in increased cash flows. BM Underground is fully permitted to mine and is located within one kilometre of the BM Central plant. In early 2005, drilling at BM Underground confirmed the extension of the main structure.

Elsewhere on the property, surface prospecting and trenching have new areas of prospective alteration and mineralisation on the property which will be further evaluated and tested by drilling during 2006.

Phuoc Son Gold Property

On January 25, 2006, the Company received approval of its Mining Licence for the Dak Sa Underground deposits located on the Phuoc Son property. The Dak Sa Underground is now fully permitted and the Company expects to complete an inhouse feasibility study by the end of November 2006. The purpose of the in-house feasibility study is to ascertain the costs associated with the construction and operation of a mine to process the ore, determine the process that will maximize gold recovery and assess the financial viability of such a project. The feasibility study will be carried out to a standard that would permit a positive independent review for the purposes of acquiring project financing. Once the preliminary feasibility study is completed indicating economic viability and all required licenses are obtained, the construction of the mine and production should follow within 18 to 24 months.

Management’s Discussion and Analysis Three and Six Months Periods Ended June 30, 2006 Compared to Three and Six Months Periods Ended June 30, 2005

Results of Operation:    Summary of Quarterly Results

The Bong Mieu plant does not have significant revenues or cash flows from operations as the plant is not expected to reach commercial production until fourth quarter 2006. The Company has produced and sold 616 ounces in the first half of 2006. The related revenues of $404,000 have been netted against deferred development costs.

During the quarter ended June 30, 2006, the Company’s total operating expenses were $797,150 representing an increase of $281,618 compared to $515,532 for the same period a year earlier. The difference is principally due to: a non-cash increase of $82,400 in stock-based compensation related to the grant of options which vested during the year; $66,060 in management fees and salaries mainly related to the staffing increases; $38,921 of increased investor relations and promotion activity; and $78,485 of professional fees related to audit, legal and tax work.

During the six-month period ended June 30, 2006, the Company’s total operating expenses were $1,719,111, representing an increase of $759,550 from $959,561 for the same period a year earlier. The difference is principally due to: a non-cash increase of $226,599 in stock-based compensation related to the grant of options which vested during the year; $145,035 in regulatory fees for the TSX listing,

$163,095 in management fees and salaries mainly related to the staffing increases; $38,677 in travel expenses related to increased executive travel and the temporary relocation costs of our CEO to Toronto; $73,987 of increased investor relations and promotion activity; and $74,122 of professional fees related to audit, legal and tax work.

Other items for the three and six-month period ended contributed to income in 2006 and expense in 2005 as a result of foreign exchange gains (losses) and interest income fluctuations. Foreign exchange gains of $21,961 were experienced in 2006 in comparison to foreign exchange losses of $471,243 in 2005 as a result of the favourable exchange rates that occurred between Canada and United States in 2006. Interest income increased by $89,862 to $91,682 in Q2 2006 when compared to Q2 2005 and by $86,055 to $93,846 for the six-month period ended June 30, 2006, when compared to the 2005 same period, as the average invested cash balance was significantly higher than 2005 as a result of a private placement in March 2006.

Twelve Months Ended December 31, 2005 Compared to Twelve Months Ended December 31, 2004

As at December 31, 2005, the Company had not begun production on any of its properties and does not have revenues or cash flows from operations.

During the year ended December 31, 2005, the Company’s total operating expenses of $3,063,799 were higher than in 2004 ($2,083,370). The difference is principally due to a non-cash increase of $780,000 in stock-based compensation related to the grant of options which vested during the year. Management fees also increased by $138,000 due to the addition of one officer and to another position becoming full time. Consulting fees increased $81,000 over the previous year in relation to an agreement with a previous officer of the Company.

Other items such as interest income decreased by $8,700 compared to 2004 as the average invested cash balance was lower during 2005.

Twelve Months Ended December 31, 2004 Compared to Twelve Months Ended December 31, 2003

During the year ended December 31, 2004, the Company’s total operating expenses were $2,083,370 compared to $1,414,199 in 2003. The major components of this increase are as follows: management fees and salaries and stock-based compensation increased by $296,094 and $147,824, respectively, as senior officers were added to the management team. Travel has also increased $211,536 as a result of more frequent visits to the properties by the senior staff and travel related to investor relations efforts. The above variations are reflective of the increased level of activity of the Company.

As the Company has no production the only revenue the Company receives is interest revenue and miscellaneous income. Other items such as interest income increased by $12,766 compared to 2003 as the average invested cash balance was higher. The Company has recorded an $18,000 gain in 2004 from the sale of marketable securities. Also in 2004, $20,632 related to applications for mineral properties in countries other than Vietnam have been expensed.

5B.	Liquidity and Capital Resources

The Company receives cash for use in exploration, development and future operations mainly from the issuance of common shares, debt financing, exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at June 30, 2006, the cash and cash equivalents’ balance is $11,543,466 compared to $1,191,582 as at June 30, 2005. The increase was mainly due to a $15,660,000 private placement closed on March 31, 2006 where the Company issued 27,000,000 shares at $0.58. The net proceeds are being directed mainly to exploration activities in Southeast Asia, the rehabilitation of the Bong Mieu Underground, early stage development of the Dak Sa deposits at Phuoc Son and for general corporate purposes. In February 2006, the Company also entered into a US$2.0 million loan facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 (amended from June 30, 2007) but may be extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until June 30, 2008, if the loan is extended. The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions.

During the three and six-month period ended June 30, 2006, Olympus invested $2,411,740 and $3,854,179, respectively, in exploration and development expenses and $352,748 and $447,295, respectively, in acquisitions of capital assets.

The Company received its mining permit at Phuoc Son on January 25, 2006. The Company is evaluating project funding for Phuoc Son to determine whether it will be raised either through equity or debt financing. Although the Company has been successful in accessing the equity markets in the past, there is no guarantee that this will continue to be available. The ability of the Company to continue operations beyond 2006 is dependent upon obtaining the necessary funding to continue its exploration programs or the realization of proceeds from the sale of one or more of its properties and/or assets, of which there can be no assurance. The estimated amount to fund future exploration programs is approximately $8 to $10 million dollars; however, the Company’s capital requirements in the future are largely dependent on the success of the exploration activities.

5C.	Research and development, patents and licenses, etc

The Company holds an Investment Licence and a Mining Licence covering 30 square km within the Bong Mieu Gold Property area. The Investment Licence area contains three deposits: Bong Mieu Central and Bong Mieu East (open-pit deposits) and Bong Mieu Underground. The Exploration Licence renewal application for the portion of the property not covered by the Mining Licence has been submitted and is being reviewed by the Vietnamese authorities.

On January 25, 2006, the Company received the granting of a Mining Licence by the Government of Vietnam to mine and develop its high-grade Dak Sa deposits within the Phuoc Son Gold property area. The Company is the process of obtaining two additional licenses, the construction license and the import license for mining equipment.

5D.	Trend Information

Not Applicable

5E.	Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5F.	Tabular Disclosure of Contractual Obligations

Table No. 5:    Tabular Disclosure of Contractual Obligations as at September 30, 2006

	Payments Due by Period
Contractual Obligations	Total	Less than One Year	1-3 Years	3-5 Years	More than Five Years
Long-term debt	2,233,160	2,233,160	—	—	—
Capital lease obligations	140,882	140,882	—	—	—
Operating lease obligations	1,707,905	660,684	1,047221	—	—
Purchase obligations – supplies and services	1,220,115	818,777	401,338	—	—
Purchase obligations – capital	5,681,873	1,185,217	4,496,656	—	—
Purchase obligations – power supply	19,548	19,548	—	—	—
Asset retirement obligations	387,771	29,871	357,900	—	—
Total	11,391,253	5,088,138	6,303,115	—	—

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6A.	Directors and Senior Management

Table No. 6:    Directors and Senior Management

Name	Title	Date of Birth	Date of First Election or Appointment
David A. Seton	Chairman & CEO, director	Dec. 13, 1955	Aug. 1, 1996
Colin D. Patterson	President	Jan. 29, 1954	Jul. 15, 2005
Jon Morda	Director	Jan. 1, 1952	Aug. 16, 2006
John A.G. Seton	Director	Jan. 10, 1963	Jul. 7, 1999
Peter G. Meredith	Director	May 26, 1943	Mar. 23, 2004
T. Douglas Willock	Director	Jan 8,1953	February 16, 2006
Peter Tiedemann	CFO, Corporate Secretary	Sept 18,1942	Jul. 25, 2006
Roger F. Dahn	VP Exploration	Sep. 24, 1959	Jan. 12, 2004
Pamela Campagnoni	VP Finance	December 6, 1972	August 1, 2006
Charles Barclay	Country Manager (Vietnam)	December 18, 1950	March 1,2006

A brief education and relevant work history of our Directors and Management follows:

David A. Seton

Mr. David Seton has served variously as a director or managing director of a number of companies listed on the New Zealand and Australian Stock Exchanges. He takes responsibility for the overall coordination of Olympus' strategic planning as Chairman and CEO of Olympus. He has seventeen years business experience in Vietnam and over 25 years in the mining industry.

Colin D. Patterson

Mr. Colin Patterson is a professional engineer and brings over thirty years' experience in the mining industry to the Applicant. He holds degrees in Mining Engineering from the University of Witwatersrand and Business Economics and Finance from the University of South Africa. In addition to having held senior positions, including Emperor Mines, Pan Palladium and Zedex Minerals Limited., Mr. Patterson has also owned and managed a consulting firm involved in numerous projects worldwide. He is a fellow of the Australian Institute of Mining and Metallurgy, a Chartered Professional Mining Engineer (Australia), and a member of the South African Council of Professional Engineers. Colin spends about 90% of his time on Olympus Pacific Minerals Inc.

Jon Morda

Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario (1980). He has over 20 years' experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the Toronto Stock Exchange. Mr. Morda is presently Chief Financial Officer of Alamos Gold Inc. in Toronto, a TSX listed company.

John A.G. Seton

John Seton, a lawyer, is a former President of Olympus Pacific, and has extensive Business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is or has been a director of a number of companies listed on the Australian Stock Exchange and the New Zealand Stock Exchange. He is currently the Chairman of Australian-listed Summit Resources Ltd. and Zedex Minerals Limited and a Director of New Zealand-listed SmartPay Limited.

Peter G. Meredith

A Canadian Chartered Accountant, Mr. Meredith is Deputy Chairman of Ivanhoe Mines Ltd. having served previously as CFO of Ivanhoe Mines Ltd. for 10 years. Previously, he spent 31 years with Deloitte and Touche LLP, on of the world’s largest accounting firms. He was a senior partner with Deloitte for 20 years and was a member of its board of directors. He brings extensive experience in regulatory compliance and corporate finance, with an emphasis on public resource companies.

T. Douglas Willock

Douglas Willock has over 20 years of experience in the investment banking industry having co-led the Canadian mining groups of National Bank Financial (formerly, Lévesque Beaubien Geoffrion Inc.) and Deutsche Bank Securities Inc. He was a vice-president of Scotia Capital Markets and an assistant vice-president at CIBC World Markets.

Peter Tiedemann

Peter Tiedemann received a Bachelor of Commerce degree from the University of Auckland and has considerable financial and consulting experience spanning some 40 years. His involvement with chief financial officer responsibilities has covered a wide range of companies including Fortune 500 corporations: Canon NZ, Pitney Bowes NZ and DRG New Zealand Ltd. Peter spends about 80% of his time on Olympus Pacific Minerals Inc.

Roger Dahn

Roger Dahn has a Bachelor of Science (geology) degree from Mount Allison University (1981) and is a member of the Association of Professional Engineers and Geoscientists of New Brunswick. He has over 20 years of experience in the mining exploration industry having worked for a number of major gold mining companies.

Pamela Campagnoni

Ms. Campagnoni received a Bachelor of Commerce degree from the University of Toronto. She went on to successfully obtain her CA designation in 1997 and received her CPA (Illinois) in 2000. Ms. Campagnoni spent 10 years in the Assurance practice with Ernst & Young LLP, leaving as a senior audit manager and the last two years with Barrick Gold Corp. as senior manager leading the Accounting Policy and Continuous Disclosure Group.

Charles Barclay

Charles Barclay is a former member of the association of Mine Managers of South Africa. He has 35 years experience in the gold mining sector, of which 25 years have been in senior management roles in developing and ‘third world’ jurisdictions. Since leaving the role of COO of Emperor Mines, Fiji, in 2000, he has worked in Malaysia and Papua New Guinea as an independent consultant designing mines and constructing one before joining Olympus in February 2006.

6B.	Compensation

Table No. 7:    Compensation of Directors, Management and Employees

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)(2)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
David A. Seton(3) Chairman & CEO	2005 2004 2003	164,822 65,323 66,300	40,608 Nil Nil	Nil Nil Nil	2,000,000 Nil 100,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Erik H. Martin(4) Former CFO	2005 2004 2003	136,171 49,000 N/A	3,835 Nil N/A	Nil Nil N/A	300,000(5) 200,000 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Joseph J. Baylis(6) Former President & CEO	2005 2004 2003	US$75,417 US$119,792 US$81,458	Nil Nil Nil	Nil Nil Nil	1,250,000(7) Nil 500,000	N/A N/A N/A	N/A N/A N/A	US$73,333 N/A N/A
Donald S. Robson(8) Former CFO	2005 2004 2003	N/A 55,000 20,000	N/A Nil Nil	N/A Nil Nil	N/A Nil 260,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)	Financial years ended December 31.

(2)	Figures represent options granted during a particular year.

(3)	Mr. Seton was appointed as Chief Executive Officer of the Company on July 15, 2005.

(4)	Mr. Martin ceased to be the Chief Financial Officer on July 25, 2006.

(5)	Subsequent to the year ended December 31, 2005, stock options in the amount of 12,110 shares exercisable at $0.65 per share until January 15, 2007 were granted to Mr. Martin.

(6)	Mr. Baylis ceased to be the President and Chief Executive Officer of the Company on July 12, 2005.

(7)	The options are subject to an exercise provision (the ‘‘Exercise Provision’’) whereby Mr. Baylis may not sell more than 500,000 optioned shares within any six month period upon exercise of all or any part of the option without the prior written consent of the Company and the Company, may within that ten day notice period (the ‘‘Exercise Sale Notice’’) pay to Mr. Baylis, in lieu of issued common shares of the Company upon such proposed exercise of the option, a cash amount equal to the spread between the exercise price of the option proposed to be exercised and the average of the closing price of the Company’s common share as reported on the Toronto Stock Exchange (‘‘TSX’’) for the five trading days preceding the date of the Exercise Sale Notice and, in the event of such election and payment by the Company, that portion of the option will be cancelled. If Mr. Baylis proposes in the Exercise Sale Notice to sell 100,000 or more shares within 7 days of the exercise of the option the Company will have the right, in lieu of the foregoing cash payment, to arrange for the purchase of such shares over the facilities of the TSX.

(8)	Mr. Robson ceased to be the Chief Financial Officer on June 16, 2005.

6B.1.	Termination Agreements for Directors and Senior Officers

The Company currently has the following arrangement set forth below in place with respect to remuneration received or that may be received by the executive officers or directors of the Company in respect of compensating such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer or director.

On July 15, 2005, the Company entered into a management services agreement (‘‘the Agreement’’) with Mr. Joseph Baylis, the former President and Chief Executive Officer of the Company, doing Business as Wyndspire Advisors, which provides for a base salary of US$160,000 plus reimbursement of expenses (the ‘‘Fee’’) and the payment of up to $10,000 for reimbursement of all legal fees and disbursements incurred in connection with his resignation as President and Chief Executive Officer and the entering into the Agreement for the appointment as independent consultant. In the event of termination, without cause, or default by the Company, Mr. Baylis was entitled to receive a severance payment in lieu of notice, equal to the full compensation through to the date of termination plus a lump sum payment equal to the balance of the Fee which would otherwise have been paid for the remainder of the term, and any options were to remain in full force and effect for the balance of their term. The Agreement was for a term of a one year.

Under the terms of a management services agreement dated July 16, 2005, (the ‘‘Management Services Agreement’’), between the Company and Orangue Holdings Limited (‘‘Orangue’’), a company associated with David A. Seton, Chairman and Chief Executive Officer the Company, it was agreed that Orangue would provide a Manager — David A. Seton (the ‘‘Consultant’’) to serve as Chief Executive Officer of the Company for a period of two years at a rate of US$150,000 per year with annual bonus up to a maximum of $150,000 measured against objectives set by the Board. Under the Management Services Agreement, the Consultant received 1,000,000 fully vested stock options of the Company and an additional 1,000,000 vesting on achievement of set objectives. The Company can terminate the Management Services Agreement by paying a severance to Orangue equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively.

Under the terms of a management services agreement dated July 16, 2005 between the Company and Momentum Resources International Pty Ltd., a company owed by Colin Patterson, President of the Company, it was agreed that Colin Patterson would provide two years of service as President of the Company at an annual fee of US $156,000 per year with an annual bonus up to a maximum of 50% of the annual fee based on Board review and approval of set objectives. Under the agreement, Mr. Patterson would receive on two occasions options to purchase 1,000,000 shares at a specified price. The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively.

Under the terms of a management services agreement dated June 5, 2006 between the Company and Action Management Ltd., a company owed by Charles Barclay, Country Manager (Vietnam), it was agreed that Mr. Barclay would provide two years of service as Country Manager (Vietnam) at an annual fee of US $151,800 with an semi-annual bonus of up to a maximum of 25% of the annual fee based on Board review and approval of set objectives. Under the agreement, Mr. Barclay would receive options to purchase 1,000,000 shares at a specified price based on specific criteria. The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first three months or after the first three months of the Management Services Agreement, respectively.

Under the terms of the service agreement dated March 1, 2005 between the Company and Roger Dahn, VP Exploration, it was agreed that Mr Dahn would provide three years of service as VP Exploration at an annual fee of $150,000 with a cash bonus of up to a maximum of one-third of the annual fee and would receive an annual options grant of no less than 300,000 options per annum. The Company can terminate the agreement by giving the service provider one lump sum equal to the term remaining on the agreement.

6B.2.	Stock Option Plan

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 8, 2006. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 10% of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

1.	The maximum number of options that can be issued at any one time cannot be higher than 10% of the Company’s issued and outstanding share capital.

2	Options are subject to an accelerated expiry term (the ‘‘Accelerated Term’’) for those options held by individuals who are no longer associated with the Company. The Accelerated Term requires that options held by individuals who resign or are terminated from the Company expire on the earlier of: (i) the original expiry term; or (ii) 90 days from the date of resignation or termination and for those employed to perform investor relations services the Accelerated Term is the earlier of i) the original expiry term; or (ii) 30 days from the date of resignation or termination.

3.	The maximum number of shares that may be reserved for option grant to any one individual in any 12 month period may not exceed 5% of the common shares issued and outstanding on the date of grant;

4.	The maximum number of shares that may be reserved for issuance to insiders of the Company may not exceed 10% of the common shares issued and outstanding on the date of grant;

5.	The maximum number of shares that may be issued to insiders, as a group, within a one year period may not exceed 10% of the common shares issued and outstanding on the date of issuance;

6.	The maximum number of shares that may be issued to any one consultant during any 12 month period shall not exceed 2% of the common shares issued and outstanding on the date of grant;

7.	The maximum number of shares that may be issued to persons, as a group, who perform investor relations services, during any 12 month period shall not exceed 2% of the common shares issued and outstanding on the date of grant;

8.	The board of directors is authorized to amend, suspend or terminate the Plan in accordance with applicable legislation and subject to any required approval and may also amend or modify any outstanding option in any manner to the extent that the board of directors would have had authority to initially grant such option subject to consent of the affected participants, prior approval of the relevant stock exchanges and, if applicable, disinterested shareholder approval.

During the year ended December 2005, 8,420,000 options were granted and were valued at $1,306,520. The total stock-based compensation expense recognized during the year ended December 31, 2005 for stock options granted in the current and prior years but vesting during 2005 was $961,075 using the fair value method and was credited to contributed surplus. Compensation cost for 2005 has been calculated using the Black-Scholes pricing model with the following weighted average assumptions: fair value of options granted of $0.155 (2004 — $0.21), expected life of options of 3 years (2004 — 3 years), expected stock price volatility of 78.7% (2004 — 78.7%), expected dividend yield of 0% (2004 — 0%) and risk-free interest rate of 2.98% (2004 — 3.45%).

6C.	Board Practices

Each director is currently serving a (1) year term, renewable at the annual shareholder meeting.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Olympus’ audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee, each of whom is independent, are as follows: Jon Morda (Chairman), Peter G. Meredith, and T. Douglas Willock.

The Company’s Compensation Committee is comprised of three independent directors: T. Douglas Willock (Chairman), Peter Meredith and Jon Morda.

Corporate Governance Committee is comprised of Peter Meredith (Chairman), John Seton and T. Douglas Willock.

6D.	Employees

	2003	2004	2005
Vietnam	28	34	79
Toronto	1	2	5
Total	29	36	84

In 2005, on average, there was also approximately 192 contract workers that were engaged in Vietnam that are not included in the above average employee headcount.

6E.	Share Ownership

The following table shows the shareholdings of the Directors and Senior Management, as at August 31, 2006.

6E.1.	Details of Share Ownership

Table No. 8:    Shareholdings of Directors and Senior Management as at August 31, 2006

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership ***	Percent of Class
Common	David A. Seton	58,334	0.0354
Common	John A. G. Seton	88,745	0.0539
Common	Colin D. Patterson	155,000	0.0942
Common	Peter Tiedemann	20,000	0.0122
Common	Jon Morda	5,000	0.0030
Common	Peter G. Meredith	Nil	Nil
Common	Douglas Willock	Nil	Nil
Common	Roger Dahn	Nil	Nil
Common	Pam Campagnoni	Nil	Nil
Common	Erik Martin	Nil	Nil
Common	Joseph Baylis	50,000	0.0303
Common	Donald Robson	Nil	Nil
Common	Charles Barclay	Nil	Nil

***	This table does not reflect shares which can be acquired pursuant to exercise of stock options.

The following table sets forth the Company’s outstanding stock options as at August 31, 2006 of Directors and Senior Management:

Table No. 9:    Stock Options Outstanding as at August 31, 2006

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
David A. Seton	320,000 100,000 1,000,000 1,000,000	0.60 0.50 0.32 0.32	Feb 11, 2002 Jan 6, 2003 Aug 31, 2005 Sep 29, 2005	Feb 11, 2007 Jan 6, 2008 Aug 31, 2010 Sep 29, 2010
John A. G. Seton	320,000 100,000 500,000	0.60 0.50 0.32	Feb 11, 2002 Jan 6, 2003 Aug 31, 2005	Feb 11, 2007 Jan 6, 2008 Aug 31, 2010
Colin D. Patterson	1,000,000 1,000,000	0.32 0.32	Aug 31, 2005 Sep 29, 2005	Aug 31, 2010 Sep 29, 2010
Jon Morda	250,000	0.32	Aug 31, 2005	Aug 31, 2010
Peter G. Meredith	200,000 500,000	0.44 0.32	Apr 19, 2004 Aug 31, 2005	April 19, 2009 Aug 31, 2010
T. Douglas Willock	250,000	0.55	Feb16, 2006	Feb 16, 2011
Erik H. Martin	200,000 100,000	0.50 0.32	June 29, 2004 Aug 31, 2005	June 29, 2009 Aug 31, 2010
Roger Dahn	16,140 250,000 197,500 300,000	0.65 0.50 0.32 0.50	March 1, 2006 Feb 18, 2004 Aug 31, 2005 Aug 9, 2006	Jan 15, 2007 Feb 18, 2009 Aug 31, 2010 August 9, 2011
Pam Campagnoni	100,000	0.55	July 18, 2006	July 18, 2011
Jean Bailly	66,667	0.32	Aug 31, 2005	Aug 31, 2006
Joseph Baylis	500,000 1,250,000	0.40 0.40	Sept 12, 2003 July 15, 2005	Sept 12, 2008 July 15, 2010
Charles Barclay	500,000	0.36	Jan 25, 2006	Jan 25, 2011
Peter Tiedemann	100,000	0.55	July 18, 2006	July 18, 2011

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company are as at August 31, 2006:

Name	No. of Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	64,262,013(1)	39.05%
Zedex Minerals Limited Auckland, New Zealand	26,981,849(2)	16.39%

Notes:

(1)	Of these securities 35,083,513 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 8,000,000 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.

(2)	Mr. John A. G. Seton, director, is an insider and director of Zedex Minerals Limited.

Since October 2004, the Dragon Capital Group Limited started to acquire an interest in the Company and has continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 39.05% as at August 31, 2006.

Since December 31, 2002, as a result of share issuances, the percentage ownership by Zedex Minerals Limited of the Company has decreased from 19% to 16.39% as at August 31, 2006.

As at December 31, 2002, Ivanhoe Mines Ltd. owned 18% of the Company which increased to 19% in 2004 as a result of the Vend-In Agreement. On May 25, 2005, Ivanhoe Mines Ltd. entered an agreement to sell their interest in the Company to the Vietnam Growth Fund Limited, part of the Dragon Capital Group Limited, and as a result, Ivanhoe Mines Limited holds no shares in the Company.

As at August 31, 2006, the Company was aware of 420 record holders in the United States, the host country, representing ownership of 13 per cent of the outstanding shares of the Company. The number of record holders consists of 397 non-objecting beneficial owners and 23 registered owners representing 17,377,563 shares and 4,137,327 shares, respectively.

7B.	Related Party Transactions

During the years ended December 31, 2005, 2004 and 2003 and for the eight-month period ended August 31, 2006, the Company entered into the following transactions with related parties:

(a)	Paid $17,260 to Zedex Minerals in 2005 for a short-term loan of $1,500,000, bearing 10% interest. The loan was entered into and repaid during the third quarter of 2005. The Company also paid $3,852 to Zedex in 2005 as reimbursement of office expenses. The Company paid $126,371 to Zedex in 2004; comprised mainly of a refund of exploration contribution as stipulated in the Vend-In Agreement, net of amounts due by Zedex to the Company at the time of payment. In 2003, an amount of $115,108 was receivable from Zedex for their share of the exploration expense on the Phuoc Son project offset by a $52,989 accounts payable. One directors of the Company is related to Zedex; namely John Seton.

(b)	Paid or accrued $420,597 in 2005 [2004 — $453,611; 2003 — $387,229] for management fees and $214,702 in reimbursement of expenses incurred in 2005 on behalf of the Company to companies controlled by officers of the Company. For the eight-month period ended August 31, 2006, paid or accrued $294,762 for management fees and $83,973 in reimbursement of expenses incurred to companies controlled by officers of the Company.

(c)	Paid or accrued $26,536 in 2005 and $18,433 for the eight-month period ended August 31, 2006 in legal fees to a company associated with John Seton, a director of the Company. In 2004, paid $10,269 [2003 — $66,677] in consulting fees to a company controlled by an officer of the Company.

(d)	Paid or accrued $19,602 in royalties to Zedex for the eight-month period ended August 31, 2006, a shareholder of the company.

(e)	Paid $320,380 (US$261,537) in 2005 to Dragon Capital Management (‘‘Dragon’’) in arrangement fees in regards to the equity financing closed on January 12, 2005 and the debt financing entered into on June 7, 2005.

(f)	On June 7, 2005, the Company entered into a US$2.2 million debt financing with Vietnam Growth Funds (a fund controlled by Dragon). The loan was repaid in full on October 13, 2005.

(g)	Vend-In Agreement in 2004 with Zedex and Ivanhoe as referred to as an exhibit in Section 10C under material contracts. As at December 31, 2004, Ivanhoe owned 19.6% of the outstanding common shares of the Company. One director of the Company, Peter Meredith, is a senior officer of Ivanhoe.

These transactions were in the normal course of operation and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

7C.	Interests of Experts and Counsel

None.

ITEM 8:	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

Reference is made to Item 17 Financial Statements for the financial statements included in this Registration Statement.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal claim known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted.

8B.	Significant Changes

During the first quarter of 2006, Olympus increased its cash position by $14,826,463. The increase was mainly due to a $15,660,000 private placement closed on March 31, 2006 where the Company issued 27,000,000 shares at $0.58.

In February 2006, the Company also entered into a US$2.0 million loan facility with Macquarie Bank Limited of Sydney, Australia. They Company drew down the US$2.0 million in the first quarter.

On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full repayment of the US$1,024,000 advance exploration contribution repayable. This amount was originally owed to Ivanhoe Mines Ltd., but on January 1, 2006, Ivanhoe assigned it to Zedex Minerals.

The Company received its mining permit at Phuoc Son on January 25, 2006.

ITEM 9:	THE OFFER AND LISTING

9A.	Common Share Trading Information

The Company’s shares trade on the Toronto Stock Exchange (‘‘TSX’’) in Canada, under the symbol ‘‘OYM’’. The initial listing date was effective on the TSX on April 3, 2006.

Table No.10 lists the high and low sales prices on the TSX and the TSX Venture (‘‘TSXV’’) for actual trades of the Company’s shares. The Company’s shares started trading on the TSX on April 3, 2006 and prior to that they were listed on the TSXV. As of September 30 2006, the closing price for a Share was $0.41.

Table No. 10:     TSX and TSX-V Common-Voting Shares Trading Activity

Period Ended	High (CAD$)	Low (CAD$)
Monthly:
30-Sep-06	$0.41	$0.30
31-Aug-06	$0.53	$0.45
31-July-06	$0.56	$0.50
30-Jun-06	$0.73	$0.31
31-May-06	$0.70	$0.45
30-Apr06	$0.94	$0.56
31-Mar-06	$0.75	$0.58
28-Feb-06	$0.68	$0.56
31-Jan-06	$0.74	$0.52
Quarterly
30-June-06	$0.94	$0.45
31-Mar-06	$0.74	$0.31
31-Dec-05	$0.45	$0.25
30-Sep-05	$0.40	$0.26
30-June-05	$0.34	$0.22
31-Mar-05	$0.40	$0.24
31-Dec-04	$0.45	$0.32
30-Sep-04	$0.47	$0.28
30-June-04	$0.45	$0.35
31-Mar-04	$0.57	$0.36
Annual (Fiscal Year):
Ended December 31, 2005	$0.45	$0.215
Ended December 31, 2004	$0.57	$0.28
Ended December 31, 2003	$0.87	$0.27
Ended December 31, 2002	$1.65	$0.34
Ended December 31, 2001	$0.81	$0.31

The Company plans to have its Shares traded on the OTC Bulletin Board in the United States during 2006, although there can be no assurance that its Shares will be accepted for trading on this facility. On April 3, 2006, the Company started trading its common shares on the Toronto Stock Exchange under the symbol ‘‘OYM’’ and, consequently, no longer trades on TSX Venture Exchange.

9B.	Plan of Distribution

Not applicable.

9C.	Markets

See 9A. above

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

10A.	Share Capital

Table No. 11:    History of Share Capital

Common share attributes:    unlimited shares authorized, one vote per share, no par value per share.

Fiscal Year (except for 2006)	Nature of Share Issuance	Number of Shares	Total Capital Raised
Year to date August 31, 2006	Private Placement Issued upon exercise of options Issued upon exercise of warrants Issued upon debt repayment(3)	27,000,000 1,055,833 1,270,000 3,406,758	$16,383,745
2005	Private Placement Issued upon exercise of warrants	32,645,000 1,452,540	$10,960,446
2004	Issued upon exercise of options Issued upon exercise of warrants Vend-In transaction(1)	45,000 2,879,021 13,483,113	$6,418,673
2003	Private placements Issued upon exercise of options Issued upon exercise of warrants	21,163,459 570,000 9,330,000	$10,031,063
2002	Settlement of debt(2) Bonus shares for bridge loans(2) Stock options exercised Warrants exercised	3,780,000 317,345 332,350 4,208,910	$3,912,886

Notes:

(1)	On June 29, 2004, the Company closed a ‘‘Vend-In Agreement’’, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The consideration for the acquisition was the issuance of 13,483,133 common shares of the Company: Zedex receiving 3,205,467 shares and Ivanhoe 10,277,646 shares.

(2)	In 2002, pursuant to a debt restructuring agreement to settle the remaining balance owing to Ivanhoe of US$3,750,000, the company issued 3,030,000 common shares at a value of $0.50 per share in exchange for debt of US$1,000,000, and 750,000 common shares as bonus shares at a value of $0.50 per share totalling $375,000. The Company issued 317,345 common shares as bonus shares at a value of $244,356 to lenders, of which 59,113 common shares were issued to Zedex at a value of $45,157.

(3)	In 2006, pursuant to an Assignment Agreement, dated January 1, 2006, a prepaid contribution of U.S. $1,024,226 due to Ivanhoe was assigned to Zedex Minerals Limited, a shareholder of the Company. On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the prepaid contribution.

10B.	Memorandum and Articles of Association

Common shares

The Company is authorized to issue an unlimited number of Common Shares (‘‘Shares’’), with no par value.

The holders of the Shares are entitled to one vote per Share at any meeting of the shareholders of the Corporation and to receive, out of all profits or surplus available for dividends, any dividend declared by the Corporation on the Shares. In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Shares are entitled to receive the remaining property of the Corporation. All shares presently outstanding are duly authorized, validly issued and fully paid. Shares have no preference, conversion, exchange, pre-emptive or cumulative voting rights.

Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Companies Act (Ontario) (the ‘‘Act’’) and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), and (vii) a change of name.

Although the Act does not specifically impose any restrictions on the repurchase or redemption of shares, under the Act a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share.

Articles and By-laws

The following presents a description of certain terms and provisions of the Company’s articles and by-laws.

General

The Company was incorporated in the Province of Ontario on July 4, 1951 under the name of Meta Uranium Mines Limited. The Company’s name was changed to Metina Developments Inc. on August 24, 1978 and then continued from Ontario into British Columbia under Company Act (B.C.) under the name Olympus Holdings Ltd. on November 5, 1992 under No. C-435269. The name was then changed to Olympus Pacific Minerals Inc. on November 29, 1996 and the Company was continued from B.C. into the Yukon under the Business Corporations Act (Yukon) on November 17, 1997 under No. 26213. The Company was continued from the Yukon into a Canadian Business Corporation under the Canadian Business Corporations Act (CBCA) on July 13, 2006 under Certificate of Continuance Number 659785-8.

The Company’s corporate objectives and purpose are unrestricted.

Directors

Pursuant to section 3.12 of the by-laws of the Company (the ‘‘By-Laws’’) and section 120(1) of the Canada Business Corporation Act  (the ‘‘CBCA’’), a director or an officer of the Company shall disclose to the Company, in writing or by requesting to have it entered in the directors’ meeting minutes or the directors’ committee meeting minutes, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Section 3.12 of the By-Laws also provides that such a director or officer shall not vote on any resolution to approve such a contract or transaction except as provided under the CBCA. Section 120(5) of the CBCA permits sucha director to vote on any resolution to approve a contract or transaction if it: (a) relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; (b) is to indemnify or insure a current or former director or officer, or another individual who acts or has acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity; or (c) is with an affiliate.

If a quorum of directors is present, the directors are entitled to vote compensation to themselves. Section 125 of the CBCA provides that subject to the By-Laws, the articles or a unanimous shareholder agreement, the directors may fix the remuneration of directors, officers and employees of the Company. Section 3.13 of the By-Laws provides that the directors shall be paid such remuneration for their services as the board of directors may from time to time determine.

Section 189 of the CBCA provides that unless the By-Laws, the articles or a unanimous shareholder agreement provide otherwise, the directors may, without authorization of the shareholders: (a) borrow money on the credit of the Company; (b) issue, reissue, sell or pledge debt obligations of the Company; (c) give a guarantee on behalf of the Company to secure the performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

There are no provisions in the By-Laws or the CBCA relating to the retirement or non-retirement of directors under an age limit requirement. Pursuant to section 105(2) of the CBCA, a director need not be a shareholder. Pursuant to section 3.3 of the By-Laws and section 105(3) of the CBCA, at least twenty-five per cent of the directors of the Company must be resident Canadians. However, if the Company has less than four directors, at least one director must be a resident Canadian. Section 102(2) of the CBCA requires that the Company shall have no fewer than three directors, at least two of whom are not officers or employees of the Company or of any of the Company's affiliates.

Annual and special meetings

The annual meeting and special meetings of shareholders are held at such time and place as the board of directors shall determine. Notice of meetings is sent out to shareholders not less than 10 days nor more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting. The directors do not stand for reelection at staggered intervals.

There are no provisions in either the Company’s Articles of Incorporation or Bylaws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary. There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

10C.	Material Contracts

The following material contracts have been entered into by the Company within the past two years:

1)	Debt Finance Facility Agreement between Olympus Pacific Minerals Inc., Bong Mieu Gold Mining Company Limited, Formwell Holdings Limited and Macquarie Bank Limited, dated February 8, 2006. Refer to Item 5B for details on this agreement.

2)	Joint Venture Agreement between Mien Trung Industrial Company (‘‘Minco’’) and New Vietnam Mining Corp (‘‘NVMC’’), dated March 5, 2003. Refer to Item 4A for details on this agreement.

3)	Vend-In Agreement on March 1, 2004 and Extension of Vend-In Agreement on June 21, 2004 between the Company, Invanhoe Mines Ltd. and Zedex limited. Refer to Item 4A for details on these agreements.

4)	Agreement for Fulfilment of Contract, dated September 16, 2006, between Phuoc Son Gold Co. Ltd. and Huong Toan Company Ltd. Refer to Item 4D.1 for details on this contract.

5)	Purchase Contract CE0780, dated January 24, 2005, between the Company and Gekko System Pty. Ltd. of Australia. The purpose of the agreement is for the purchase of the grinding module, gravity and flotation circuits and for an Inline Leach Reactor required to bring the Ho Gan deposit on the Company’s 80% owned Bong Mieu Gold Property into production.

6)	Mining License No 116 / GP- BTNMT — dated January 23, 2006. Refer to Item 4D.1 (a) for details on this license.

7)	Gold Export Certificate — dated January 25, 2006. Refer to Item 4D.2 (a) for details on this license.

10D.	Exchange Controls

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than the withholding tax requirements (Reference is made to Item 10E) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The Proceeds of Crime (Money Laundering) and Terrorist Financing Act requires that persons and entities report the importation or exportation of currency or monetary instruments of a value equal to or greater than $10,000 to Canadian customers officers in the prescribed form and manner.

There are no limitations under the laws of Canada or the Province of Ontario, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act.

The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, government or entity that is a ‘‘non-Canadian’’ as defined in the Investment Canada Act. Such investments are generally reviewable under the Investment Canada Act by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of ‘‘net benefit to Canada’’ based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which are otherwise non-reviewable and the establishment of new Canadian businesses are subject to certain notification requirements under the Investment Canada Act in the prescribed form and manner.

Management of the Company believes that it is not currently a ‘‘non-Canadian’’ for purposes of the Investment Canada Act and therefore it is not subject to the Act. However, if the Company were to become a ‘‘non-Canadian’’ in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a ‘‘non-Canadian’’ of an existing Canadian business with gross assets of $5 million or more is reviewable under the Investment Canada Act, unless the business is acquired by a WTO investor in which the thresholds are $250 million and $265 million for transactions closing in 2005 and 2006, respectively. Generally, indirect acquisitions of existing Canadian businesses (with gross assets over $50 million) are reviewable under the Investment Canada Act, except in situations involving ‘‘WTO investors’’ where indirect acquisitions are generally not reviewable but are nonetheless subject to notification. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher ‘‘WTO investor’’ thresholds do not apply.

Acquisitions of businesses related to Canada’s cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable but are nonetheless subject to nofication. An investment to establish a new business that is related to the non-Canadian’s existing business in Canada is not subject to notification under the Investment Canada Act unless such investment relates to Canada’s cultural heritage or national identity.

Any proposed take-over of the Company by a ‘‘non-Canadian’’ would likely only be subject to the simple notification requirements of the Investment Canada Act, as in all likelihood that non-Canadian would be a ‘‘WTO investor’’ for purposes of the Investment Canada Act provided that the high WTO threshold is not met. Generally, a ‘‘WTO investor’’ is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization or a business entity controlled by such an individual. Virtually all countries of the Western world are members of the World Trade Organization. The Company would have to have a gross asset base of at least $5 million for a direct acquisition, and at least $50 million for an indirect acquisition, before the reviewable transaction provisions of the Investment Canada Act would apply to a third party non-Canadian acquirer that is not a WTO investor.

10E.	Taxation

10E.1.	Certain Canadian Federal Income Tax Consequences — General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a ‘‘ Holder’’) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the ‘‘Act’’) and the Canada — United States Income Tax Convention (the ‘‘Treaty’’), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a Business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on Business in Canada and elsewhere.

Under the Act and the Treaty, a. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities. Reference is made to ‘‘Item 10E.4 — United States Taxation’’ for a more detailed discussion of the United States tax considerations relating to an investment in the Shares.

10E.2.	Dividends

A Holder will be subject to Canadian withholding tax (‘‘Part XIII Tax’’) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the ‘‘Treaty’’), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, shall not exceed 15%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, the withholding tax rate is reduced to 5% and, in all other cases, the tax rate is 15% of the gross amount of the dividend (under the provisions of the Canada-US Income Tax Convention). The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

10E.3.	Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted ‘‘taxable Canadian property’’ as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSX is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the Business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the

Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

10E.4.	United States Taxation

The following summary is a general discussion of the material United States Federal income tax considerations to US holders of our Shares under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or Business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-US holders.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), Treasury Regulations, published Internal Revenue Service (‘‘IRS’’) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

US Holders

As used herein, a ‘‘US Holder’’ includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or Business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct or trade or Business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under US Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions.

(See more detailed discussion at ‘‘Foreign Tax Credit’’ below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the US Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

With effect from January 1, 2003 and ending December 31, 2010, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (tax rate for low income holders is 5% until 2007 and 0% for 2008 and thereafter). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the US Holder must meet the required holding period. In order to meet the required holding period, the US Holder must hold our Common Shares for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a ‘‘foreign personal holding company’’ or a ‘‘passive foreign investment company’’, as defined below) if such US Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed US $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or Business expense (other than travel expenses in connection with a Business trip or as an expense for the production of income).

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at-the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as ‘‘passive income’’, ‘‘high withholding tax interest’’, ‘‘financial services income’’, ‘‘shipping income’’, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

Disposition of our Shares

A US Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our shares. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Preferential tax rates for long-term gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to US $3,000 a year (US $1,500 in the case of a married individual filing separately). For US Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our shares:

Passive Foreign Investment Company

As a foreign corporation with US Holders, we could potentially be treated as a passive foreign investment company (‘‘PFIC’’), as defined in Section 1296 of the Code, if 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose Business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (‘‘QEF’’) with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the US Holder and the transferee may vary based on the manner in which our shares are transferred. Each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Shareholder Election

These adverse tax consequences may be avoided, if the US Holder has elected to treat the PFIC as a qualified electing fund (a ‘‘QEF’’) with respect to that US Holder effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the US Holder’s holding period.

The procedure a US Holder must comply with in making an effective QEF election will depend on whether the year of election is the first year in the US Holder's holding period in which we are a PFIC. If the US Holder makes a QEF election in such first year (i.e. a timely QEF election), then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year and the QEF election was not made by the US Holder, then in addition to filing documents, the US Holder must generally recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the US Holder holds stock in the PFIC on that day, and (ii) the US Holder can establish the fair market value of the PFIC stock on that day. The US Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to US shareholders of a QEF.

In general, US shareholders of a QEF are taxable currently on their pro rata share of the QEF’s ordinary income and net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.

Mark to Market Election

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a ‘‘mark-to-market election’’). If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such US Holder's adjusted basis in such shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC (‘‘Non-Electing US Holder’’), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder's adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The PFIC and QEF election rules are complex. US Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock (‘‘United States shareholder’’), we could be treated as a ‘‘controlled foreign corporation’’ under Subpart F of the

Code. This classification would cause many complex results including the required inclusion by such United States shareholders in income of their pro rata share of our ‘‘Subpart F income’’ (as specially defined by the Code). If we are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a US Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the US Holders of our shares, a more detailed review of these rules is outside of the scope of this discussion.

10F.	Dividends and Paying Agents

Holders of Shares are entitled to receive dividends in cash, property or Shares when and if dividends are declared by the Board of Directors out of funds legally available therefore. There are no limitations on the payment of dividends. To date, the Company has never paid any dividends to its shareholders.

10G.	Statements by Experts

Not applicable.

10H.	Documents on Display

Copies of the documents referred to in this document may be inspected during normal business hours, at the offices of the Company at Suite 500, 10 King Street East, Toronto, Ontario, Canada. Its telephone number is (416) 572- 2525.

10I.	Subsidiary Information

Not applicable.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

 PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16:	AUDIT COMMITTEE

16A.    Audit Committee Financial Expert — Not Applicable

16B.    Not Applicable.

16C.    Not Applicable.

16D.    Not Applicable.

16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the Company or any ‘‘affiliated purchaser’’ of the Company’s equity securities.

 PART III

ITEM 17:	FINANCIAL STATEMENTS

1.    Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2005 and 2004, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2005, 2004 and 2003, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 14 to the consolidated financial statements.

2.    Unaudited Balance Sheet as at June 30, 2006, Statements of Operations and Deficit for the six months ended June 30, 2006 and 2005, and Statements of Cash Flows for the six month periods ended June 30, 2006 and 2005.

ITEM 18:	FINANCIAL STATEMENTS

See Item 17. Financial Statements.

ITEM 19:	EXHIBITS

19A.	Financial Statements

1.    Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2005 and December 31, 2004, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2005, 2004 and 2003, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 14 to the consolidated financial statements.

2.    Unaudited Balance Sheet as at June 30, 2006, Statements of Operations and Deficit and Cash Flows for the six- month periods ended June 30, 2006 and 2005.

19B.	Exhibits

1.	Articles of Incorporation and Bylaws
1.1.	Certificates of Status, Amendment, Continuance
1.2.	Bylaws as currently in effect.
2.	Instruments defining the rights of holders of equity — refer to exhibit 1 under 19B.
3.	Material Contracts
3.1.	Mining Permit — dated July 22, 1992
3.2.	Right to Use Land Certificate — dated October 9, 1993
3.3.	Investment License — No: 140/GP, dated March 5, 1991 and Amendments
3.4.	Gold Export Certificate — dated January 25, 2006
3.5.	Debt Finance Facility Agreement — dated February 8, 2006
3.6.	Mining License No 116/GP — BTNMT — dated January 23, 2006
3.7.	Investment License No. 2355/GP — dated October 20, 2003
3.8.	Joint Venture Agreement — dated March 5, 2003.
3.9.	Agreement for Fulfilment of Contract, dated September 16, 2006

4.	List of Subsidiarie
- None -
5.	Consents
5.1.	Consent of Ernst & Young LLP
5.2.	Consent of Micon International Limited
5.3.	Consent of Watts, Griffis and McOuat Limited

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Olympus Pacific Minerals Inc.
By:	/s/ P. Tiedemann
Peter Tiedemann Chief Financial Officer and Corporate Secretary

Date:   November 16, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficits and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the financial statements, in 2004, the Company changed its method of accounting for stock-based compensation.

Toronto, Canada,	Ernst & Young LLP
April 12, 2006 [except as to note 14, which is as at November 13, 2006].	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the Board of Directors dated April 12, 2006 [except as to note 14, which is as at November 13, 2006] is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Toronto, Canada,	Ernst & Young LLP
November 13, 2006	Chartered Accountants

OLYMPUS PACIFIC MINERALS INC.
December 31, 2005 Financial Statements

Consolidated Statements of Operations and Deficits

For the years ended December 31 (Canadian dollars)	2005	2004	2003
Expenses
Amortization	19,858	22,022	10,012
General exploration (recovery)	(37,392)	20,632	—
Consulting fees	149,790	68,791	119,306
Office and general administrative	254,103	231,716	198,289
Investor relations & promotion	184,519	163,173	221,851
Management fees & salaries	877,288	739,331	443,237
Professional fees	187,540	203,233	135,874
Shareholder’s information	33,266	43,225	19,097
Transfer agent and regulatory fees	25,555	56,250	70,264
Travel	370,805	374,865	163,329
Stock-based compensation (note 8b)	961,075	180,764	32,940
	3,026,407	2,104,002	1,414,199
Other items
Interest income	(21,029)	(29,749)	(16,982)
Loss (gain) on disposal of marketable securities/assets	2,709	(17,999)	—
Property write-down	—	—	248,375
Foreign exchange loss (gain)	(239,626)	126,205	(228,182)
Miscellaneous revenue	—	—	(66,901)
	(257,946)	78,457	(63,690)
Loss for the year	2,768,461	2,182,459	1,350,509
Deficit, beginning of the year	22,211,290	19,009,701	17,659,192
Adjustment for stock-based compensation (note 2)	—	1,019,130	—
Deficit, end of year	24,979,751	22,211,290	19,009,701
Basic and diluted loss per common share	$0.02	$0.02	$0.02
Weighted average number of basic and diluted common shares outstanding	116,581,239	89,683,403	58,788,984

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
December 31, 2005 Financial Statements

Consolidated Statements of Cash Flows

For the years ended December 31 (Canadian dollars)	2005	2004	2003
Operating Activities
Loss for the year	(2,768,461)	(2,182,459)	(1,350,509)
Items not affecting cash
Amortization	19,858	22,022	10,012
Non-cash compensation expense	961,075	180,764	32,940
Gain on disposal of marketable securities	2,709	(17,999)	—
Foreign exchange gain	(42,653)	(117,459)	(116,951)
Write-down of mineral properties	—	—	144,050
Write-down of deferred exploration costs	—	—	104,325
Loss on disposable capital assets	—	—	3,350
Changes in non-cash working capital balances
Accounts receivable and prepaid	(43,238)	(70,724)	(72,795)
Accounts payable and accrued liabilities	1,147,817	(106,151)	(104,674)
Inventory	(259,514)	—	—
Due to/from related parties	—	(21,611)	48,722
Cash used in operating activities	(982,407)	(2,313,617)	(1,301,530)
Investing Activities
Deferred exploration and development costs	(4,666,219)	(3,811,533)	(1,131,023)
Acquisition of capital assets	(6,335,240)	(150,724)	(35,345)
Disposal of marketable securities	—	28,000	—
Cash used in investing activities	(11,001,459)	(3,934,257)	(1,166,368)
Financial Activities
Shares issued/Issuance of capital stock	11,881,771	1,160,259	9,497,663
Subscription received in advance	(4,680,000)	4,680,000	2,730
Repayable loan	2,706,227	—	—
Loan repayment	(2,706,227)	—	—
Share issue cost	(410,546)	—	(546,996)
Subscription receivable	—	—	(16,000)
Advance exploration contributions	—	—	(675,206)
Cash provided by financing activities	6,791,225	5,840,259	8,262,191
Effect of foreign exchange rates on cash and cash equivalents			(24,054)
Decrease in cash and cash equivalents during the year	(5,192,641)	(407,615)	5,770,239
Cash acquired – Vend-In Agreement transaction	—	30,062	—
	5,597,628	5,975,181	204,942
	404,987	5,597,628	5,975,181

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
December 31, 2005 Financial Statements

Consolidated Balance Sheets

As at (Canadian dollars)	December 31 2005	December 31 2004
Assets
Current
Cash and cash equivalents	404,987	5,597,628
Accounts receivable and prepaid expenses	245,517	202,279
Inventory	259,514	—
	910,018	5,799,907
Long Term
Capital assets (note 7)	6,449,922	182,090
Mineral properties (note 4)	10,060,904	10,060,904
Deferred exploration and development costs (note 4)	13,089,242	8,375,473
	29,600,068	18,618,467
	30,510,086	24,418,374
Liabilities
Current
Accounts payable and accrued liabilities	1,549,803	401,986
Advance exploration and developments costs (note 6)	1,191,175	—
Asset Retirement obligation (note 5)	31,081	—
Subscription received in advance (note 8a)	—	4,680,000
	2,772,059	5,081,986
Non-Current
Asset Retirement Obligation (note 5)	351,428	—
Advance exploration and developments costs (note 6)	—	1,231,119
	351,428	1,231,119
	3,123,487	6,313,105
Shareholders’ Equity
Share Capital (note 8a)	49,709,671	38,749,225
Contributed surplus (note 8b)	2,656,679	1,567,334
Deficit	(24,979,751)	(22,211,290)
	27,386,599	18,105,269
	30,510,086	24,418,374

1.    NATURE OF OPERATIONS

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-target properties located in Central Vietnam – the Bong Mieu Gold property and Phuoc Son Gold property.

The Company is exploring and developing its current mineral properties. The Company has one gold plant in Vietnam. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. To date, the Company has not earned significant revenues and is considered to be in the development stage.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Certain amounts have been reclassified from statements previously presented to conform to the presentation of these consolidated financial statements.

Asset retirement obligations

On January 1, 2004, the Company adopted the new CICA accounting standard for asset retirement obligations. Under this new standard, the Company recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and cash equivalents are comprised of cash on hand and short-term investments that mature within 90 days from the date of acquisition.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined there to be an impairment. The capitalized cost of mineral properties is tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral property which is sold before that property reaches the production stage will be credited against the cost of the overall property. The sale of a portion of a mineral property which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined there to be an impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies, other than the Canadian dollar, are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains or losses arising on translation are included in the statement of operations.

Capital assets and depreciation

Capital assets are recorded at cost. Depreciation is provided on the straight-line basis as follows:

Buildings	25%
Leasehold improvements	25%
Plant and equipment	25%
Office equipment	25% – 33%
Furniture and fixtures	20% – 25%
Motor vehicles	18% – 20%

Stock-based compensation

The Company has a stock-based compensation plan for which it is permitted, and in 2003 has elected to use, the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares, together with the amount of any previously recognized compensation expense, is credited to capital stock.

Effective January 1, 2004, the Company adopted the fair-value method of accounting for stock options granted to employees and directors. Under this method, fair value of the stock options is estimated at the grant date and is recognized as an expense over the vesting period. The fair-value method of accounting for option grants to employees and directors was adopted retroactively, with prior periods not restated. As a result, the Company recorded an increase in its opening 2004 deficit of $1,109,130 with a corresponding increase to contributed surplus. If the change in accounting had been applied on a retroactive basis with restatement of prior periods, the net loss of the year ended 2003 would have increased from $1,350,509 to $1,823,079.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that the proceeds that could be obtained upon exercise of options, warrants and similar instruments would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect as all outstanding options and warrants proved to be anti-dilutive.

Future income taxes

Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3.    BUSINESS COMBINATION / JOINT VENTURE

During 1997, the Company completed an agreement (the ‘‘Agreement’’) with Ivanhoe Mines Ltd. (‘‘Ivanhoe’’) and Zedex Minerals Ltd. (‘‘Zedex’’), whereby the Company acquired from Ivanhoe all of the shares of its subsidiary, Formwell, for a total consideration of US$7,500,000. Formwell holds all the shares of Bong Mieu Holdings (‘‘BMH’’), a Thai company, which in turn holds 80% of Bong Mieu Gold Mining Company (‘‘Bogomin’’). Bogomin, together with other local and national branches of the government of Vietnam, holds the 30 square kilometre Bong Mieu Gold property in the Quang Nam Province of the Socialist Republic of Vietnam (‘‘Vietnam’’). Also pursuant to the Agreement, the Company entered into a joint venture agreement with Ivanhoe and Zedex, whereby the Company also acquired a 57.18% interest in New Vietnam Mining Corporation (‘‘NVMC’’).

On October 28, 2003, the Company announced that an Investment License (the ‘‘Licence’’) with an initial term of 30 years was granted with respect to the Phuoc Son Project. In accordance with the provisions under which the Licence was obtained, NVMC has entered into a strategic alliance with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’).

On June 29, 2004, after receiving regulatory and shareholders’ approval, the Company closed a ‘‘Vend-In Agreement’’, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The consideration for the acquisition was the issuance of 13,483,133 common shares of the Company: Zedex receiving 3,205,467 shares and Ivanhoe 10,277,646 shares. As indicated in the Vend-In Agreement, any exploration contributions made by Zedex or Ivanhoe since November 2002 to the date of closing would be reimbursed by the Company. As a result, the Company increased the advance contribution repayable to Ivanhoe by US$428,100 and by US$126,645 for Zedex. The outstanding balance due to Zedex was settled in the third quarter of 2004. Following the Vend-In Agreement, the advance exploration contributions (the ‘‘Prepaid

Contribution’’) due to Ivanhoe were adjusted to US$1,024,226, such amount not becoming payable until January 5, 2006, at which time it shall be repaid in cash unless such payment would reduce the Company’s working capital to less than US$1,000,000, in which case the Company shall settle by issuing Ivanhoe common shares in the capital of the Company having an aggregate market value equal to such remaining amount, determined on the basis of the average closing prices of the Company’s shares over the preceding 20 trading days. The Company owns 100% of NVMC and recorded the accounting difference from the transaction as an addition to mineral properties.

Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex. On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares.

4.    MINERAL PROPERTIES and DEFERRED EXPLORATION and DEVELOPMENT COSTS

	MINERAL PROPERTIES		DEFERRED EXPLORATION and DEVELOPMENTCOSTS
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Phuoc Son	6,116,904	6,116,904	7,069,408	5,554,585
Bong Mieu	3,944,000	3,944,000	6,019,834	2,820,888
Total	$10,060,904	$10,060,904	$13,089,242	$8,375,473

Bong Mieu Gold Property

The property covers 30 square kilometres and holds Mining and Investment Licenses. The Company owns 80% of the property via a joint venture named Bong Mieu Gold Mining Company (‘‘Bogomin’’). The other 20% is shared equally by Minco and Mideco, a provincial and central government agency respectively. Minco and Mideco can increase their interest in the property in percentage not exceeding 10% per three year interval to a maximum of 50% but only 5 years after the invested capital by the Company has been repaid. The property is subject to a three percent net smelter royalty (‘‘NSR’’) to the Vietnamese government as well as a two percent NSR to Zedex (see note 13 – Subsequent events). Olympus acquired this property in 1997 and commenced fieldwork on the property in the second half of 2003. The Investment License area contains three deposits: Bong Mieu Central and Bong Mieu East (open-pit deposits) and Bong Mieu Underground. The Exploration Licence renewal application for the portion of the property not covered by the Mining Licence has been submitted and is being reviewed by the Vietnamese authorities.

In December 2005, the Company finalised the assembly of the plant at Bong Mieu Central and started the commissioning process. The plant is expected to reach commercial production levels by the fourth quarter of 2006.

Phuoc Son Gold Property

On October 28, 2003, the Company announced that an Investment License (the ‘‘License’’) with an initial term of 30 years was granted with respect to the Phuoc Son property. The Exploration Licence application has been submitted and is being reviewed by the Vietnamese authorities. This property is subject to a three percent NSR to the Vietnamese government. In accordance with the provisions under which the License was obtained, NVMC has entered into a strategic alliance with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’). NVMC’s initial interest in the PSGC is 85% and Minco has a 15% interest. After 5 years, from the end of the period in which PSGC makes profits for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value.

On January 25, 2006, a Mining Licence was granted in relation to the Dak Sa underground deposit at Phuoc Son.

5.    ASSET RETIREMENT OBLIGATION

	December 31, 2005	December 31, 2004
Balance, beginning of the year	$—	—
Estimated liability	382,509	—
Balance, end of the year	382,509	—
Less: Current portion	31,081	—
	$351,428	—

The asset retirement obligation relates to the Bong Mieu property, plant and infrastructure in Vietnam. The Company estimated at $513,348 the cost of rehabilitating the site over 4.5 years after the mining activities are terminated. Such estimated costs have been discounted using a risk free rate of 7.5%.

6.    ADVANCE EXPLORATION CONTRIBUTIONS

Following the Vend-In Agreement, the advance exploration contributions (‘‘the Prepaid Contribution’’) due to Ivanhoe as at December 31, 2005, was adjusted to US$1,024,226 (C$1,191,175) and represents the balance due to Ivanhoe as at November 30, 2002. The amount was repayable on January 5, 2006 at which time it would be repaid in cash unless such payment would reduce the Company’s working capital to less than US$1,000,000, in which case the Company shall settle by issuing Ivanhoe common shares in the capital of the Company having an aggregate market value equal to such remaining amount, determined on the basis of the average closing prices of the Company’s shares over the preceding 20 trading days.

Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex. On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution.

7.    CAPITAL ASSETS

	December 2005			December 2004
(in dollars)	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	505,148	38,776	466,372	31,705	21,905	9,800
Leasehold improvements	23,115	12,771	10,344	21,798	16,364	5,434
Plant and equipment	4,540,192	64,166	4,476,026	79,695	64,680	15,015
Office equipment, furniture and fixtures	524,044	207,935	316,109	271,866	170,953	100,913
Motor vehicles	283,187	106,392	176,795	139,656	88,728	50,928
Infrastructure	302,089	—	302,089	—	—	—
Work in progress	702,187	—	702,187	—	—	—
	6,879,962	430,040	6,449,922	544,720	362,630	182,090

8.	CAPITAL STOCK

a)	The Company is authorized to issue an unlimited number of common shares. The following table shows movements in the capital stock of the Company during the years ended December 31, 2003 and 2004 and 2005.

	Number of Shares	Amount $
Common shares, January 1, 2003	50,278,067	22,846,485
Private placements	21,163,459	6,832,063
Issued upon exercise of options	570,000	195,000
Issued upon exercise of warrants	9,330,000	3,004,000
Share issue costs	—	(546,996)
Common shares, January 1, 2004	81,341,526	32,330,552
Issued upon exercise of options	45,000	8,650
Issued upon exercise of warrants	2,879,021	1,151,609
Vend-In transaction (note 3)	13,483,113	5,258,414
Common shares, January 1, 2005	97,748,660	38,749,225
Private placement	32,645,000	11,063,500
Issued upon exercise of warrants	1,452,540	435,762
Share issue costs	—	(538,816)
Common shares, December 31, 2005	131,846,200	49,709,671

On January 12, 2005, the Company closed a $5,080,000 private placement with Dragon Capital Markets Limited (‘‘Dragon Capital’’) by issuing 12.7 million common shares priced at $0.40. In consideration for its service, Dragon Capital was paid a finders’ fee of US$261,471 and was granted 1,270,000 warrants exercisable at $0.40 for a period of one year from the date of closing. As at December 31, 2004, the Company had received $4,680,000 of the total proceeds of this private placement and the amount was included in current liabilities. The 1,270,000 warrants were exercised in full on January 12, 2006.

On September 9, 2005, the Company received $5,983,500 from the closing of a private placement and issued 19,945,000 common shares priced at $0.30. Proceeds of the private placement were reduced by issue costs of $68,166.

During September 2005, 1,452,540 warrants at $0.30 were exercised. The warrants were due to expire on October 2, 2005.

b)	Stock Options

On September 12, 2003, the Company adopted a stock option plan which was approved by its shareholders on June 16, 2005. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 10% of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the year ended December 31, 2005.

	December 31, 2005		December 31, 2004		December 31, 2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of the year	4,244,500	$0.52	4,593,500	$0.52	4,395,300	$0.48
Granted	8,420,000	0.33	1,315,000	0.48	1,490,000	0.53
Exercised	—	—	(45,000)	0.19	(570,000)	0.34
Cancelled / Expired	(1,365,833)	0.51	(1,619,000)	0.54	(721,800)	0.41
Outstanding, end of the period	11,298,667	0.37	4,244,500	0.52	4,593,500	0.52
Options exercisable at the end of the period	7,980,333		3,201,166		4,593,500

The following table summarizes information about the stock options outstanding as at December 31, 2005.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at December 31, 2005	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable As at December 31, 2005	Weighted Average Exercise Price
$0.30 – 0.32	7,265,000	4.64	$0.32	4,318,333	$0.32
$0.40 – 0.44	2,016,667	2.68	0.41	1,950,000	0.40
$0.50	1,225,000	3.04	0.50	920,000	0.50
$0.60	792,000	1.12	0.60	792,000	0.60
	11,298,667	3.87	0.37	7,980,333	0.39

During the year period ended December 2005, 8,420,000 options were granted and were valued at $1,306,520. The total stock-based compensation expense recognized during the year for stock options granted in the current and prior years but vesting during 2005 was $961,075 using the fair value method and was credited to contributed surplus. Compensation cost for 2005 has been calculated using the Black-Scholes pricing model with the following weighted average assumptions: fair value of options granted of $0.155 (2004 – $0.21), expected life of options of 3 years (2004 − 3 years), expected stock price volatility of 78.7% (2004 − 78.7%), expected dividend yield of 0% (2004 − 0%) and risk free interest rate of 2.98% (2004 −3.45%).

In 2003, the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro-forma results as presented below.

In 2003, the weighted average assumptions used in calculating the fair value of stock options and warrants granted using the Black-Scholes option-pricing model are expected life options of 3 years, expected stock price volatility of 109.29% and risk-free interest rate of 3.56%.

Had compensation costs for employees been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, loss and loss per share would have been adjusted as follows:

Year Ended December 31,2003
Loss for the year
As reported	$(1,350,509)
Compensation Expense	$(472,570)
Pro-forma loss for the year	$(1,823,079)
Pro-forma basic and diluted per share	$(0.03)

The Company granted 100,000 stock options during 2003 to third party consultants. Accordingly, the stock-based compensation recognized as a credit to contributed surplus, based on the Black Scholes option pricing model, was $32,940.

c)	Warrants

The following is a summary of the warrants outstanding as at December 31, 2005.

Total Outstanding	Exercise Price	Expiry Date
1,270,000	$0.40	January 12, 2006

During the first quarter, 1,270,000 warrants were issued in conjunction with the private placement that closed on January 12, 2005. The warrants were valued at $128,270 and recorded in Share Issue Costs.

In September 2005, 1,452,540 warrants at $0.30 were exercised. On October 2, 2005 114,114 warrants at $0.30 expired along with 7,195,906 warrants priced at $0.50.

9.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company entered into the following transactions with related parties:

(a)	Paid $17,260 to Zedex Minerals in 2005 for a short-term loan of $1,500,000, bearing 10% interest. The loan was entered into and repaid during the third quarter. The Company also paid $3,852 to Zedex in 2005 as reimbursement of office expenses. The Company paid $126,371 to Zedex in 2004; comprised mainly of a refund of exploration contribution as stipulated in the Vend-In Agreement, net of amounts due by Zedex to the Company at the time of payment. One director of the Company is related to Zedex; namely John Seton.

(b)	Paid or accrued $420,597 in 2005 [2004 – $453,611] for management fees and $214,702 in reimbursement of expenses incurred in 2005 on behalf of the Company to companies controlled by officers of the Company.

(c)	Paid or accrued $26,536 in 2005 in legal fees to a company controlled by John Seton, a director of the Company. In 2004, paid $10,269 in consulting fees to a company controlled by an officer of the Company.

(d)	Paid $320,380 (US$261,537) in 2005 to Dragon Capital Management (‘‘Dragon’’) in arrangement fees in regards to the equity financing closed on January 12, 2005 and the debt financing entered into on June 7, 2005.

(f)	On June 7, 2005, the Company entered into a US$2.2 million debt financing with Vietnam Growth Funds (a fund controlled by Dragon). The loan was repaid in full on October 13, 2005.

(g)	Vend-In Agreement in 2004 with Zedex and Ivanhoe as disclosed under note 3 to the financial statements.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2005 $	2004 $	2003 $
Net loss	(2,768,461)	(2,182,459)	(1,350,509)
Expected tax recovery	(973,841)	(742,036)	(534,802)
Issue Costs	(263,000)	(120,000)	—
Non-deductible expenses	596,366	114,308	98,357
Benefit of current year loss not recognized	640,475	747,728	436,445
Total income tax recovery	—	—	—

The components of the Company's future income tax assets are as follows:

	2005 $	2004 $	2003 $
Non-capital losses carried forward	1,984,000	1,827,000	2,256,445
Issue cost	263,000	186,000	—
Mineral Properties	—	—	352,067
Capital Assets	25,000	20,000	—
Resource related deductions	641,000	638,000	—
Future income tax asset	2,913,000	2,671,000	2,608,512
Valuation allowance	(2,913,000)	(2,671,000)	(2,608,512)

The Company has available for deduction against future taxable income non-capital losses of approximately $5,815,000 (2004 − $5,021,000, 2003 – $5,700,000). These losses, if not utilized, will expire through 2012. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these consolidated financial statements.

11.	LEASE COMMITMENT

The Company is committed to minimum annual rents under a lease, which expires on December 31, 2007. As at December 31, 2005, future minimum annual rental payments are $56,300 for each of the years ended December 31, 2006 and 2007.

12.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, amounts due from or to related parties, accounts payable and accrued liabilities and advance exploration contributions.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

a)	Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A significant amount of the transactions with respect to Bogomin and Phuoc Son Gold are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company's ability to repatriate funds from Vietnam.

13.	SUBSEQUENT EVENTS

On January 1, 2005, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex. On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares.

On January 12, 2006, the 1,270,000 warrants exercisable at $0.40 issued to Dragon Capital in relation to the private placement of January 12, 2005 were exercised in full.

On February 8, 2006, the Company entered into a US$2.0 million loan facility agreement (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia. The Facility is available to the Company until June 30, 2006 and bears an interest rate of LIBOR plus 2.75%. The Facility is repayable on June 30, 2007 but might be extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of C$0.4347 until June 30, 2007 and C$0.4514 until June 30, 2008, if the loan is extended. The Company can also force conversion of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutives trading sessions.

On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued compensation warrants equal to 7% of the aggregate number of common shares issued in the offering, payable on closing. Each compensation warrant will be exercisable for one common share at $0.58 for a period of two years following closing.

14.	DIFFERENCES FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statement, balance sheet and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a)	Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on our properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (‘‘SEC’’) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.

b)	Consolidated Balance Sheets

For the years ended December 31			2005			2004
	Notes		Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets			910,018	—	910,018	5,799,907	—	5,799,907
Long-term assets
Mineral properties			10,060,904	—	10,060,904	10,060,904	—	10,060,904
Capital assets			6,449,922	—	6,449,922	182,090	—	182,090
Deferred exploration and development costs	(a	)	13,089,242	(13,089,242)	—	8,375,473	(8,375,473)	—
			29,600,068	(13,089,242)	16,510,826	18,618,467	(8,375,473)	10,242,994
Total Assets			30,510,086	(13,089,242)	17,420,844	24,418,374	(8,375,473)	16,042,901
Total Liabilities			3,123,487	—	3,123,487	6,313,105	—	6,313,105
Total Shareholders’ equity			27,386,599	(13,089,242)	14,297,357	18,105,269	(8,375,473)	9,729,796
Total liabilities and Shareholders’ equity			30,510,086	(13,089,242)	17,420,844	24,418,374	(8,375,473)	16,042,901

c)	Reconciliation of consolidated net income

For the years ended December 31	Notes	2005	2004	2003
Net Loss – Canadian GAAP		2,768,461	2,182,459	1,350,509
Exploration and development expenditures	(a)	4,666,219	4,537,678	1,034,773
Net Loss – US GAAP		7,434,680	6,720,137	2,385,282
Net loss per share (dollars)
Basic and diluted		$0.06	$0.08	$0.04

d)	Consolidated statements of cash flow under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

For the years ended December 31	2005	2004	2003
Activities:
Operating	(5,648,626)	(6,125,150)	(2,456,607)
Investing	(6,335,240)	(122,724)	(35,345)
Financing	6,791,225	5,840,259	8,262,191
Cash and equivalents at beginning of year	5,597,628	5,975,181	204,942
Cash acquired – Vend-In Agreement	—	30,062	—
Cash and equivalents at end of year	404,987	5,597,628	5,975,181

e)	US GAAP Recent Developments

i) In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. The adoption of this FSP did not have any impact on the Company’s consolidated financial position and results of operations.

ii) In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs’’ (‘‘SFAS 151’’). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current period charges rather than capitalized as a component of inventory costs. In addition, SFAS 151 requires allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The guidance should be applied prospectively. The adoption of SFAS 151 did not have a significant effect on the Company’s results of operations and financial condition.

iii) In December 2004, the FASB issued SFAS No. 123 (Revised 2004), ‘‘Share-Based Payments’’ (‘‘SFAS 123R’’), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. SFAS 123R also modifies certain measurement and expense recognition provisions of SFAS 123, that will impact the Company, including the requirement to estimate employee forfeitures each period when recognizing compensation expense, and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award. This statement is effective for the Company as of January 1, 2006. The Company has been expensing stock-based compensation using the fair value method since adoption of this method on a retroactive basis without restatement on January 1, 2004 for Canadian GAAP, which is similar to SFAS 123 adoption. The adoption of SFAS 123R will reduce calculated compensation expense under US GAAP as a result of estimating a forfeiture rate and applying that to the compensation expense as opposed to recording forfeitures as they occur. Effective January 1, 2006 under Canadian GAAP, we are applying the same method of measuring and accounting for forfeitures as used under SFAS 123R.

iv) FASB approved EITF Issue No. 04-6, ‘‘Accounting for Stripping Costs Incurred during Production in the Mining Industry’’ (‘‘EITF 04-6’’) in the second quarter of 2005. Under EITF 04-6, stripping costs incurred each period during the production phase are recorded as a component of the cost of inventory produced each period. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this policy to have an impact as the Company does not capitalize stripping costs when in production stage unless it relates to major pit expansions that results in increasing the proven and probable reserves.

v) The FASB issued SFAS No. 153, ‘‘Exchanges of Non-Monetary Assets, an Amendment of APB Opinion 29’’. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for fiscal periods beginning after June 15, 2005. The adoption of this Statement did not have any impact on the Company’s consolidated financial position and results of operations.

vi) In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’), which relates to the accounting for and reporting of a change in accounting principles and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. SFAS 154 applies to pronouncements in the event they do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires retroactive application to prior periods’ financial statements of changes in accounting principle, unless the period specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

Prior to SFAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. SFAS 154 will be effective on accounting changes and corrections of errors beginning in 2006. SFAS does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of SFAS 154.

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets
Unaudited

As at Canadian dollars	June 30 2006	December 31 2005
ASSETS
Current
Cash and cash equivalents	11,543,466	404,987
Accounts receivable	135,610	150,984
Prepaid expenses	841,130	94,533
Inventory	220,912	259,514
	12,741,118	910,018
Long-term
Deferred financing costs, net of accumulated amortization of $162,178 (note 8c)	810,895	—
Capital assets (note 7)	7,039,308	6,449,922
Mineral properties (note 3)	10,060,904	10,060,904
Deferred exploration and development costs (note 3)	16,945,897	13,089,242
	34,857,004	29,600,068
	47,598,122	30,510,086
LIABILITIES
Current
Accounts payable and accrued liabilities	1,701,175	1,549,803
Advance exploration contributions repayable (note 6)	—	1,191,175
Asset retirement obligation (note 4)	29,830	31,081
	1,731,005	2,772,059
Non-Current
Loan facility (note 5)	2,232,400	—
Asset retirement obligation (note 4)	337,287	351,428
	2,569,687	351,428
	4,300,692	3,123,487
SHAREHOLDERS' EQUITY
Share capital (note 8a)	65,883,460	49,709,671
Contributed surplus (notes 8b and 8c)	4,074,961	2,656,679
Deficit	(26,660,991)	(24,979,751)
	43,297,430	27,386,599
	47,598,122	30,510,086

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows
Unaudited

	Three-month period ended June 30		Six-month period ended June 30
For the periods ended June 30 (Canadian dollars)	2006	2005	2006	2005
Operating activities :
Loss for the period	(719,496)	(1,008,881)	(1,681,240)	(1,434,990)
Items not affecting cash
Amortization	8,234	4,934	17,611	9,793
Non-cash compensation expense	103,370	20,970	279,810	53,211
Foreign exchange loss (gain)	(120,637)	16,182	(135,687)	23,967
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(410,592)	(431,857)	(731,223)	(730,873)
Accounts payable and accrued liabilities	145,041	372,945	151,372	421,883
Inventory	(56,110)	—	38,602	—
Cash used in operating activities	(1,050,190)	(1,025,707)	(2,060,755)	(1,657,009)
Investing activities :
Deferred exploration and development costs	(2,184,525)	(1,170,899)	(3,626,964)	(1,288,301)
Acquisition of capital assets	(579,963)	(1,446,538)	(674,510)	(4,224,583)
Cash used in investing activities	(2,764,488)	(2,617,437)	(4,301,474)	(5,512,884)
Financing activities :
Shares issued	160,814	—	16,606,410	5,080,000
Decrease in subscription received in advance	—	—	—	(4,680,000)
Repayable loan	—	2,706,227	2,336,000	2,706,227
Share issue costs	(34,120)	—	(1,441,702)	(342,380)
Cash provided by financing activities	126,694	2,706,227	17,500,708	2,763,847
Increase (decrease) in cash and cash equivalents during the period	(3,687,984)	(936,917)	11,138,479	(4,406,046)
Cash and cash equivalents – beginning of the period	15,231,450	2,128,499	404,987	5,597,628
Cash and cash equivalents – end of the period	11,543,466	1,191,582	11,543,466	1,191,582

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Deficit
Unaudited

	Three-month period ended June 30		Six-month period ended June 30
For the periods ended June 30 (Canadian dollars)	2006	2005	2006	2005
Expenses
Amortization	8,234	4,934	17,611	9,793
General exploration	40,826	1,463	77,936	9,268
Consulting fees	31,881	24,591	77,783	52,314
Office and general administrative	57,013	60,933	105,798	123,254
Investor relations and promotion	84,710	45,789	160,649	86,662
Management fees and salaries	247,170	181,110	495,827	332,732
Professional fees	114,397	35,912	158,001	83,879
Shareholders' information	26,837	13,815	36,869	14,665
Transfer agent and regulatory fees	36,395	15,828	169,156	24,121
Travel	87,143	111,650	217,607	178,930
Stock-based compensation (note 8b)	103,370	20,970	279,810	53,211
	837,976	516,995	1,797,047	968,829
Other items
Interest income	(91,682)	(1,820)	(93,846)	(7,791)
Loss on disposal of marketable securities/assets	—	2,709	—	2,709
Foreign exchange loss (gain)	(26,798)	490,997	(21,961)	471,243
	(118,480)	491,886	(115,807)	466,161
Loss for the period	719,496	1,008,881	1,681,240	1,434,990
Deficit, beginning of the period	25,941,495	22,637,399	24,979,751	22,211,290
Deficit, end of the period	26,660,991	23,646,280	26,660,991	23,646,280
Basic and diluted loss per common share	$0.00	$0.01	$0.01	$0.01
Weighted average number of basic and diluted common shares outstanding	163,899,208	110,448,660	148,823,636	109,606,671

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Interim Consolidated Financial Statements (Unaudited)
June 30, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

1.    Nature of Operations

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-target properties located in Central Vietnam – the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is exploring and developing its mineral properties. The Company has one gold plant in Vietnam. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. To date, the Company has not earned significant revenues from its production and is considered to be in the development stage.

2.    Summary of Significant Accounting Policies

Basis of presentation and consolidation

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and cash equivalents are comprised of cash on hand and short-term investments that mature within 90 days from the date of acquisition.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined an impairment. The capitalized cost of mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a mineral property which is sold before that property reaches the production stage will be credited against the cost of the overall property. The sale of a portion of a mineral property which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset retirement obligations

The Company recognizes the fair value of an asset retirement obligation as a liability in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined an impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies, other than the Canadian dollar, are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the period. Exchange gains and losses arising on translation are included in the statement of operations.

Capital assets and depreciation

Capital assets are recorded at cost. Depreciation is provided on the straight-line basis as follows:

Buildings	25%
Leasehold improvements	25%
Plant and equipment	25%
Office equipment	25% – 33%
Furniture and fixtures	20% – 25%
Motor vehicles	20%

Stock-based compensation

The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, fair value of the stock options is estimated at the grant date and is recognized as an expense over the vesting period.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that the proceeds to be received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect as all outstanding options and warrants are anti-dilutive.

Future income taxes

Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3.    Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Phuoc Son	6,116,904	6,116,904	8,254,949	7,069,408
Bong Mieu	3,944,000	3,944,000	8,690,948	6,019,834
Total	$10,060,904	$10,060,904	$16,945,897	$13,089,242

Bong Mieu Gold Property

The property is located in Central Vietnam and covers 30 square kilometres. The Company holds an Investment Licence and a Mining Licence. The Company owns 80% of the property via a joint venture named Bong Mieu Gold Mining Company (‘‘Bogomin’’). The other 20% is shared equally by Minco and Mideco, central and local government agencies, respectively. Minco and Mideco can increase their ownership in the joint venture in increments not exceeding 10% per three year interval to a maximum of 50% but only 5 years after the invested capital by the Company has been repaid. The property is subject to a three percent net smelter royalty (‘‘NSR’’) to the Vietnamese government as well as a two percent NSR to Zedex. The Investment Licence area contains three deposits: Bong Mieu Central and Bong Mieu East (open-pit deposits) and Bong Mieu Underground. The Exploration Licence renewal application has been submitted and is being reviewed by the Vietnamese authorities.

In December 2005, the Company finalized the assembly of the plant at Bong Mieu and started the commissioning process. The plant is expected to reach commercial production levels by the fourth quarter of 2006.

Phuoc Son Gold Property

On January 25, 2006, a Mining Licence was granted in relation to the Dak Sa Underground deposit at Phuoc Son which followed the December 2004 approval of the Environmental Impact Assessment (‘‘EIA’’) by the Ministry of Resources and Environment for Vietnam. On October 28, 2003, the Company announced that an Investment Licence (the ‘‘Licence’’) with an initial term of 30 years was granted with respect to the Phuoc Son property. The Exploration Licence application has been submitted and is being reviewed by the Vietnamese authorities. This property is subject to a three percent NSR to the Vietnamese government. The Company owns 85% of the property via a joint venture named Phuoc Son Gold Mining Company (‘‘PSGC’’) and Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, holds the remaining 15%. After 5 years, from the end of the period in which PSGC makes profits for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest by paying fair market value.

On May 18, 2005, the Company announced the completion of an independent preliminary assessment study prepared by Micon International Ltd. in regard to the Dak Sa underground deposit.

4.    Asset Retirement Obligation

	June 30, 2006	December 31, 2005
Balance, beginning of the year	$382,509	$—
Foreign exchange adjustment	(15,392)
Change in liability	—	382,509
Balance, end of the period	367,117	382,509
Current portion	29,830	31,081
Non-current portion	337,287	351,428

The asset retirement obligation relates to the Bong Mieu property, plant and infrastructure in Vietnam. The Company estimated the cost of rehabilitating the site at US$441,400 over 4.5 years after mining activities are terminated. Such estimated costs have been discounted using a risk-free rate of 7.5%.

5.    Loan Facility

On February 8, 2006, the Company entered into a US$2.0 million loan facility agreement (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia. The Facility bears an interest rate of LIBOR plus 2.75%. The Facility was initially repayable on June 30, 2007 but was amended to be repayable on July 31, 2007 and might be further extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of C$0.4347 until June 30, 2007 and C$0.4514 until June 30, 2008, if the loan is extended. The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions.

6.    Advance Exploration Contributions

The advance exploration contributions (the ‘‘Prepaid Contribution’’) due to Ivanhoe Mines Ltd. as at December 31, 2005, was adjusted to US$1,024,226 (C$1,191,175) and represents the balance due to Ivanhoe as at November 30, 2002. The amount was repayable on January 5, 2006 at which time it would be repaid in cash unless such payment would reduce the Company’s working capital to less than US$1,000,000, in which case the Company shall settle by issuing Ivanhoe common shares in the capital of the Company having an aggregate market value equal to such remaining amount, determined on the basis of the average closing prices of the Company’s shares over the preceding 20 trading days.

Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex Minerals Limited (‘‘Zedex’’), a shareholder of the Company. On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution.

7.    Capital Assets

(in dollars)	June 2006			December 2005
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	444,236	37,061	407,175	505,148	38,776	466,372
Leasehold improvements	14,803	9,583	5,220	23,115	12,771	10,344
Plant and equipment	4,691,529	81,380	4,610,149	4,540,192	64,166	4,476,026
Office equipment, furniture and fixtures	610,891	243,640	367,221	524,044	207,935	316,109
Motor vehicles	314,718	119,515	195,203	283,187	106,392	176,795
Infrastructure	397,669	23,985	373,684	302,089	—	302,089
Work in progress	1,080,656	—	1,080,656	702,187	—	702,187
	7,554,472	515,164	7,039,308	6,879,962	430,040	6,449,922

8.    Capital Stock

a)    Common Shares

The Company is authorized to issue an unlimited number of common shares. The following table shows movements in the capital stock of the Company for the year ended December 31, 2005, and the six months ended June 30, 2006.

	Number of Shares	Amount $
Common shares, January 1, 2005	97,748,660	38,749,225
Private placements	32,645,000	11,063,500
Issued upon exercise of warrants	1,452,540	435,762
Share issue costs	—	(538,816)
Common shares, January 1, 2006	131,846,200	49,709,671
Private placement	27,000,000	15,660,000
Issued upon exercise of options	627,500	310,141
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment	3,406,758	1,174,480
Share issue costs	—	(1,607,102)
Common shares, June 30, 2006	164,150,458	65,883,460

On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued compensation warrants equal to 7% of the aggregate number of common shares issued in the offering, payable on closing. Each compensation warrant is exercisable for one common share at $0.58 for a period of two years following closing.

During the six months ended June 30, 2006, 1,270,000 warrants and 627,500 stock options were exercised. In the first quarter of 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares.

b)    Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 10% of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the period ended June 30, 2006 with comparative as at December 31, 2005.

	June 30, 2006		December 31, 2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of the year	11,298,667	$0.37	4,244,500	$0.52
Granted	1,124,440	0.46	8,420,000	0.33
Exercised	(627,500)	0.33	—	—
Cancelled / Expired	(410,160)	0.44	(1,365,833)	0.51
Outstanding, end of the period	11,385,447	0.38	11,298,667	0.37
Options exercisable at the end of the period	8,351,666		7,980,333

The following table summarizes information about the stock options outstanding as at June 30, 2006.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at June 30, 2006	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable As at June 30, 2006	Weighted Average Exercise Price
$0.30 – 0.36	7,020,833	4.17	$0.32	4,526,666	$0.32
$0.40 – 0.45	2,151,667	2.39	0.41	2,021,667	0.41
$0.50 – 0.55	1,321,667	2.93	0.51	1,053,333	0.51
$0.60 – 0.65	891,280	0.61	0.61	750,000	0.60
	11,385,447	3.14	0.38	8,351,666	0.39

During the six months period ended June 2006, 1,124,440 options were granted and were valued at $173,660. The total stock-based compensation expense recognized during the period for stock options granted in the current and prior periods but vesting during the period was $279,810, using the fair value method, and was credited to contributed surplus.

c)    Warrants

The following is a summary of the warrants outstanding as at June 30, 2006.

Total Outstanding	Exercise Price	Expiry Date
5,376,092	$0.43 0.45	June 30, 2007 June 30, 2008
1,890,000	$0.58	March 31, 2008

According to the Facility with Macquarie Bank entered into on February 28, 2006, the Company granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of C$0.4347 until June 30, 2007 and C$0.4514 until June 30, 2008, if the loan is extended. The Company can also force conversion of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions. The fair value of the warrants was determined by the Black-Scholes model as $973,073 and recorded as a deferred financing cost to be amortized over the term of the facility.

On March 31, 2006, 1,890,000 warrants were issued in conjunction with the private placement that closed on that day. The value of the warrants determined by the Black-Scholes model was $395,010 and was included as part of issue costs and contributed surplus.

9.    Related Party Transactions

During the three and six-month period ended June 30, 2006, the Company entered into the following transactions with related parties:

a)    Paid or accrued $857 and $4,492 (2005 – $3,825 and $6,575) respectively in legal fees to a company controlled by a director of the Company.

b)    Paid or accrued $110,418 and $237,481 (2005 – $ 151,622 and $332,733) respectively in management fees and $43,664 and $83,949 respectively in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.

c)    Paid or accrued $4,892 for Q2 2006 and Q2YTD 2006 in royalties to Zedex Minerals, a shareholder of Olympus.

d)    Paid $320,380 (US$261,537) in 2005 to Dragon Capital Management (‘‘Dragon’’) in arrangement fees in regards to the equity financing closed on January 12, 2005 and the debt financing entered into on June 7, 2005.

e)    On June 7, 2005, the Company entered into a US$2.2 million debt financing with Vietnam Growth Funds (a fund controlled by Dragon). The loan was repaid in full on October 13, 2005.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10.    Commitments

The Company has entered into contractual commitments of approximately $2 million at Phuoc Son, mainly related to access road construction and mining equipment leases, and approximately $1.5 million at Bong Mieu, mainly related to road and housing construction, electricity supply arrangements and mining equipment leases. These commitments will be paid over the next twelve months.

11.    Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to Bogomin and Phuoc Son Gold are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

12.    Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

13.    Differences from United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statement and balance sheet and statements of cash flows between US GAAP and Canadian GAAP are presented below together with a description of the significant measurement differences affecting these financial statements.

a)    Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on our properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (‘‘SEC’’) Industry Guide No. 7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.

b)    Consolidated Balance Sheets

			As at June 30, 2006			As at December 31, 2005
	Notes		Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets			12,741,118	—	12,741,118	910,018	—	910,018
Long-term assets
Deferred financing costs, amortization (i)			810,895	(810,895)	—	—	—	—
Mineral properties			10,060,904	—	10,060,904	10,060,904	—	10,060,904
Capital Assets (ii)			7,039,308	219,147	7,258,455	6,449,922	—	6,449,922
Deferred exploration and Development costs	(a	)	16,945,897	(16,945,897)	—	13,089,242	(13,089,242)	—
			34,857,004	(17,537,645)	17,319,359	29,600,068	(13,089,242)	16,510,826
ASSETS			47,598,122	(17,537,645)	30,060,477	30,510,086	(13,089,242)	17,420,844
Current liabilities			1,731,005	—	1,731,005	2,772,059	—	2,772,059
Non-current
Loan facility			2,232,400	(810,895)	1,421,505	—	—	—
Asset retirement obligation			337,287	—	337,287	351,428	—	35,1428
			2,569,687	(810,895)	1,758,792	351,428		351,428
LIABILITIES			4,300,692	(810,895)	3,489,797	3,123,487	—	3,123,487
SHAREHOLDERS’ EQUITY			43,297,430	(16,726,750)	26,570,680	27,386,599	(13,089,242)	14,297,357
			47,598,122	(17,537,645)	30,060,477	30,510,086	(15,951,268)	17,420,844

(i)	Under US GAAP, deferred financing costs are netted against the loan.

(ii)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalized interest is recorded as an addition to capital assets.

c)    Reconciliation of consolidated net income

	Notes		Three month period ended June 30		Six month period ended June 30
			2006	2005	2006	2005
Net Loss-Canadian GAAP	(a	)	719,496	1,008,881	1,681,240	1,434,990
Exploration and development expenditures			2,265,582	1,170,899	3,637,508	1,264,863
Net Loss-US GAAP			2,985,078	1,669,426	5,318,748	2,699,853
Net loss per share (dollars)
Basic and fully diluted			$0.02	$0.02	$0.04	$0.02

d)    Consolidated statements of cash flow under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP, represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

	Three month period ended June 30		Six month period Ended June 30
	2006	2005	2006	2005
Activities:
Operating	(3,197,535)	(2,196,606)	(5,630,750)	(2,945,310)
Investing	(617,143)	(1,446,538)	(731,479)	(4,224,583)
Financing	126,694	2,706,227	17,500,708	2,763,847
Cash and equivalents at beginning of period	15,231,450	2,128,499	404,987	5,597,628
Cash equivalents at end of period	11,543,466	1,191,582	11,543,466	1,191,582

14.    Subsequent Event

On September 16, 2006, an Agreement for Fulfilment of Contract was entered into between Phuoc Son Gold Co. Ltd. and Huong Toan Company Ltd. The purpose of the agreement is to contract out the mining of the ore for Dak Sa project and includes such activities as preparing the construction site, building the explosive magazine, supplying and transporting explosives, preparing and obtaining approval for blasting plan, and supplying the labour involved. The cost of the agreement is approximately $3.8 million over the whole term of the agreement which is up to a maximum of three years.

END OF NOTES TO FINANCIAL STATEMENTS